As filed with the Securities and Exchange Commission on February 8, 2005
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SFBC International, Inc.

(Exact name of registrant as specified in its charter)

Delaware	59-2407464
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

11190 Biscayne Blvd., Miami, FL 33181, (305) 895-0304

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Arnold Hantman

Chief Executive Officer
11190 Biscayne Blvd., Miami, FL 33181, (305) 895-0304
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Please send a copy of all communications to:

Alison W. Miller, Esq.
David M. Seifer, Esq.
Stearns Weaver Miller Weissler
Alhadeff & Sitterson, P.A.
150 West Flagler Street, Suite 2200
Miami, FL 33130
Telephone: (305) 789-3200
Facsimile: (305) 789-3395	Michael D. Harris, Esq. Harris Cramer LLP 1555 Palm Beach Lakes Blvd., Suite 310 West Palm Beach, FL 33401 Telephone: (561) 478-7077 Facsimile: (561) 659-0701	Glenn R. Pollner, Esq. Dewey Ballantine LLP 1301 Avenue of the Americas New York, NY 10019-6092 Telephone: (212) 259-8000 Facsimile: (212) 259-6333

     Approximate date of proposed sale to the public: As soon as is practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:    ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Class of	Amount to be	Offering Price Per	Aggregate Offering	Amount of
Securities to be Registered	Registered(1)	Share(2)	Price(1)(2)	Registration Fee

Common stock, $0.001 par value	4,025,000 shares	$39.90	$160,597,500	$18,902.33

(1)	Includes 525,000 shares that the underwriters have the option to purchase to cover overallotments, if any.

(2)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based on the average of the high and low sales prices of the registrant’s common stock as quoted on the Nasdaq National Market on February 4, 2005.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	February 8, 2005

3,500,000 Shares

Common Stock

We are offering 3,102,000 shares of common stock and the selling stockholders identified in this prospectus are offering 398,000 shares of common stock. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

Our common stock is quoted on the Nasdaq National Market under the symbol “SFCC.” On February 4, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $39.90 per share.

Investing in our common stock involves a high degree of risk. Before buying any shares you should carefully read the discussion of material risks of investing in our common stock under the heading “Risk factors” beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional 525,000 shares of common stock from us at the public offering price, less the underwriting discounts and commissions payable by us to cover overallotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise their option in full, the total underwriting discounts and commissions payable by us will be $          , and the total proceeds, before expenses, to us will be $          .

The underwriters are offering the shares of common stock as described in the “Underwriting” section. Delivery of the shares of common stock will be made on or about                     , 2005.

Sole Book-Running Manager

UBS Investment Bank

Jefferies & Company, Inc.

You should rely only on information contained or incorporated by reference in this prospectus. We have not and the underwriters have not authorized anyone to provide you with information that is different from that contained or incorporated by reference in this prospectus. We are not offering to sell or seeking offers to buy shares of common stock in jurisdictions where offers and sales are not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Unless the context otherwise requires, all references in this prospectus to “we,” “us,” “our,” “SFBC International,” “SFBC,” or the “Company” refer to SFBC International, Inc. and its subsidiaries and predecessors as a combined entity.

The SFBC logo is a trademark or servicemark of ours. All other trademarks, servicemarks or trade names referred to in this prospectus are the property of their respective owners.

Forward-looking statements

This prospectus, including the incorporated documents, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “believes,” “will” and similar words are used to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act. These forward-looking statements, including, but not limited to, the statements in the “Risk factors” and “Business” sections and elsewhere in this prospectus and the incorporated documents, are not based on historical fact, but rather reflect our current expectations concerning future results and events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be different from any future results, performance and achievements expressed or implied by these statements, including the risks outlined in the “Risk factors” section and elsewhere in this prospectus and the incorporated documents. You are cautioned not to place undue reliance on these forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as the result of new information, future events or otherwise. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

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Prospectus summary

This summary highlights information contained elsewhere in this prospectus and the documents incorporated into it by reference. Because this is a summary, it does not contain all of the information that you should consider before buying our common stock in this offering. You should read the entire prospectus carefully, including the information under the heading “Risk factors” beginning on page 6 and the information incorporated by reference in this prospectus. Except as otherwise stated, all information in this prospectus assumes that the underwriters in this offering do not exercise their overallotment option.

OUR BUSINESS

We are a leading global drug development services company, providing a broad range of both early and late stage clinical drug development services to branded pharmaceutical, biotechnology, generic drug and medical device companies around the world. In early clinical development services, we specialize primarily in the areas of Phase I and early Phase II clinical trials and bioanalytical laboratory services, including early clinical pharmacology. Through our PharmaNet, Inc. subsidiary, which we acquired in December 2004, we provide late stage clinical development services globally that focus on Phase II through IV clinical trials. We also provide a range of complementary services to our clients, including data management and biostatistics, clinical laboratory services, medical and scientific affairs, regulatory affairs and submissions and clinical IT solutions.

We have conducted clinical trials for many leading drugs and our clients include many of the largest pharmaceutical, biotechnology and generic drug companies in the world. Through both organic growth and acquisitions, our revenue grew from approximately $19.7 million in 2000 to approximately $103.9 million in 2003. For the nine months ended September 30, 2004, our revenue was approximately $110.3 million. On a pro forma basis giving effect to our acquisition of PharmaNet as if it occurred on January 1, 2004, our revenue for the nine months ended September 30, 2004 was approximately $236.4 million. For the year ended December 31, 2003 and the nine months ended September 30, 2004, no client represented more than 8% of our pro forma revenue not including reimbursed out of pocket expenses.

We operate four Phase I and early Phase II clinical trial facilities in the United States and Canada, which account for over 1,000 beds. Our 600-bed, 160,000-square foot Miami facility is, we believe, the largest Phase I and early Phase II clinical trials facility in North America and we are presently expanding this facility by approximately 150 beds. This facility has the capacity to house large early clinical trials and the flexibility to accommodate numerous trials concurrently. This facility also includes a state-of-the-art clinical laboratory. Our facilities in the United States also include a 120-bed facility in Ft. Myers. In addition, we plan to open an approximately 120-bed facility in Tampa during 2005. Our Canadian facilities, which include over 280 beds in Montreal and Quebec City and related bioanalytical and clinical laboratories, primarily service the generic drug industry. We operate a total of five bioanalytical laboratories consisting of two in the United States, two in Canada and a joint venture in Spain.

We have developed and currently maintain extensive databases of available individuals who have indicated an interest in participating in our future early clinical trials. We believe our proprietary databases give us an advantage over our competitors by enabling us to reduce the costs and delays associated with advertising and other recruitment methods typically used in our industry. We believe our strength in rapidly recruiting clinical trial participants and our ability to conduct large, high-quality clinical trials provide our clients with the opportunity to generate the data they require with a single group of clinical trial subjects. We believe this capability can help our clients reduce their drug development lead times and makes us a desirable drug development services partner. We further differentiate ourselves from our competitors based on our ability to recruit specialized populations for difficult-to-recruit early clinical trials. We have expertise and experience in recruiting for and conducting trials involving a variety of areas including cardiovascular, dermatology, diabetes, geriatrics, hepatic disease, HIV positive, neurology, ophthalmology, pediatrics, post-menopausal conditions, pulmonology, and renal disease.

We believe that our December 2004 acquisition of PharmaNet, which offers late stage clinical development services, provides us with a more diverse revenue base and positions us to better capitalize on our client relationships and industry trends. We can now provide Phase II through IV clinical development and related services through a network of 21 offices, with professionals in 24 countries on five continents, thereby facilitating optimal site selection, timely patient recruitment and the efficient conduct of complex worldwide clinical trials. We believe that we now have strong late stage development expertise in virtually every therapeutic area, with specific focus on major therapeutic areas such as oncology, neurosciences, cardiovascular and infectious diseases.

We believe our greatest opportunity to leverage our core clinical trials business is to offer our clients a range of complementary services. We believe that our added capabilities can provide our clients with a comprehensive service offering to expedite the drug development process. We also believe this can provide us with significant cross-selling opportunities, including the potential to leverage our late stage clinical trials business to increase utilization of our central laboratory services capability.

INDUSTRY OVERVIEW

The drug development services industry constitutes a significant and growing portion of all pharmaceutical and biotechnology drug development activity. By outsourcing their drug development activities, pharmaceutical, biotechnology and generic drug companies can focus their resources on sales and marketing, drug discovery and other areas in which they can best differentiate themselves. In 2003 approximately $14 billion, or approximately 26%, of total research and development expenditures was outsourced to the drug development services industry, according to Kalorama Information, a life sciences market research firm, and Kalorama expects this amount to double to approximately $28 billion, or approximately 36%, of total research and development expenditures in 2008.

We believe the drug development services industry’s growth is being driven primarily by the:

_	Emergence of new research technologies that are resulting in greater drug development activities;

_	Escalating research and development expenditures by pharmaceutical companies;

_	Evolution of the regulatory environment, with an increasing focus on drug safety;

_	Growth of the biotechnology industry;

_	Growth of the generic drug industry;

_	Increasingly global scope of clinical trials; and

_	Difficulties in recruiting trial participants, especially special populations.

OUR STRATEGY

We believe that increasing demand for outsourced drug development services will provide us with opportunities to continue to grow our business. Our strategy is to build upon our clinical development expertise, our ability to recruit, our global platform, and the scope of our clinical trials facilities. We intend to capitalize on the opportunities in our industry and achieve our strategy primarily by:

_	Leveraging complementary SFBC and PharmaNet services and client relationships;

_	Leveraging our global platform to provide a complete range of drug development services worldwide;

_	Expanding our bioanalytical laboratory business;

_	Augmenting our current range of services through strategic acquisitions; and

_	Increasing utilization of our central laboratory services capability.

OUR CORPORATE INFORMATION

We were incorporated as SFBC International, Inc. in Delaware, and in June 1999, we acquired our predecessor, which was a Florida corporation that commenced providing drug development services in Miami, Florida in 1984. Our principal executive offices are located at 11190 Biscayne Boulevard, Miami, Florida 33181. Our telephone number is (305) 895-0304. Our website address is www.sfbci.com. Information contained on our website is not part of this prospectus.

The offering

Common stock we are offering	3,102,000 shares

Common stock being offered by selling stockholders	398,000 shares

Total	3,500,000 shares

Common stock outstanding immediately following this offering	18,251,692 shares

Nasdaq National Market symbol	SFCC

Use of proceeds	We estimate that the net proceeds to us from the offering after expenses will be approximately $115.3 million, assuming a public offering price of $39.90 per share, which we intend to use to reduce the amount of our outstanding term loan under our credit facility by $70 million, and for possible acquisitions and general corporate purposes, including funding the continued growth and development of our business and working capital requirements.

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

Risk factors	See “Risk factors” beginning on page 6 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of February 2, 2005, and does not include:

_	3,086,445 shares of common stock potentially issuable upon conversion of our 2.25% convertible senior notes due 2024;

_	2,093,747 shares of common stock issuable upon the exercise of outstanding options having a weighted average exercise price of $26.67 per share as of February 2, 2005;

_	7,500 shares of common stock underlying outstanding options to purchase 7,500 shares of common stock at $8.59 per share and to purchase 3,750 warrants (exercisable at $10.24 per share) at $0.27 per warrant, which were issued to one of the underwriters of our initial public offering in October 2000;

_	471,148 additional shares of common stock available for issuance under our stock plan and our employee stock purchase plan as of February 2, 2005; and

_	up to 525,000 additional shares of common stock we have agreed to sell if the underwriters exercise in full their overallotment option.

Unless otherwise stated, all information contained in this prospectus assumes that the underwriters do not exercise their overallotment option, and all currency amounts in this prospectus are stated in US dollars.

Summary consolidated financial data

The following summary of our consolidated financial data should be read in conjunction with, and is qualified in its entirety by reference to, “Unaudited pro forma combined financial data,” “Selected consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our audited and unaudited historical consolidated financial statements, including introductory paragraphs and related notes to these financial statements, appearing elsewhere or incorporated by reference in this prospectus. The pro forma unaudited statement of operations data for the year ended December 31, 2003 and the nine months ended September 30, 2004 includes the operations of PharmaNet as if we acquired PharmaNet on January 1, 2003. The pro forma unaudited balance sheet data as of September 30, 2004 gives effect to our acquisition of PharmaNet and related borrowings under our credit facility, as if the acquisition and related borrowings had occurred on September 30, 2004, as well as other transactions affecting our capitalization since September 30, 2004, as described under “Capitalization.” The pro forma unaudited as adjusted balance sheet data as of September 30, 2004 gives further effect to the issuance of 3,102,000 shares of our common stock that we are offering under this prospectus, assuming a public offering price of $39.90 per share, and our application of a portion of the net proceeds to us from the offering to reduce the amount of our outstanding term loan under our credit facility by $70 million. Effective as of the close of business on May 19, 2004, we effected a three-for-two stock split that we paid in the form of a 50% stock dividend. All historical earnings per share numbers and references to number of shares outstanding have been retroactively adjusted to reflect this stock split.

	Year ended December 31,				Nine months ended September 30,

				2003			2004
				Pro			Pro
				forma	2003	2004	forma
Statement of operations data:	2001	2002	2003	(unaudited)	(unaudited)	(unaudited)	(unaudited)

	(in thousands, except per share data)
Total net revenue	$31,371	$64,740	$103,853	$244,154	$70,232	$110,264	$252,442
Direct costs	18,151	36,728	59,309	123,616	40,654	60,634	129,138
Earnings from operations	5,764	10,145	14,579	13,927	9,247	18,929	25,703
Net earnings	3,820	7,868	11,582	3,804	7,392	13,744	12,970
Earnings per share—basic	$0.63	$0.74	$0.99	$0.34	$0.67	$0.91	$0.88
Earnings per share—diluted	$0.54	$0.70	$0.92	$0.32	$0.62	$0.87	$0.84
Weighted average shares—basic	6,110	10,566	11,752	11,190	11,061	15,128	14,720
Weighted average shares—diluted	7,109	11,231	12,534	11,973	11,860	15,824	15,416

	As of September 30, 2004

			Pro forma
		Pro	as
Balance sheet data:	Actual	forma	adjusted

	(unaudited, in thousands)
Cash and cash equivalents	$143,485	$17,613	$62,956
Working capital	183,311	65,869	111,213
Total assets	323,698	500,801	546,145
Current maturities of long-term debt	2,755	2,631	2,631
Long-term debt	156,270	272,840	202,840
Stockholders’ equity	146,559	155,918	271,261

Risk factors

Before you invest in our common stock, you should be aware of various risks to which we are subject, including those described below. The following risks and uncertainties may have a material and adverse effect on our business, financial condition, results of operations, or on the trading price of our common stock. You should carefully consider these risks and uncertainties, together with all of the other information included and incorporated by reference in this prospectus, before you decide whether to purchase any of our common stock. The risks and uncertainties described below and in our other filings incorporated by reference are not the only ones facing us. Additional risks and uncertainties not currently known to us or that we currently consider immaterial may also adversely affect us. If any of the following risks or uncertainties were to occur, the trading price of our common stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

We have grown rapidly over the last few years, and our growth has placed, and is expected to continue to place, significant demands on us.

We have grown rapidly over the last five years, including through acquisitions. Businesses that grow rapidly often have difficulty managing their growth. Our rapid growth has placed and is expected to continue to place significant demands on our management, on our accounting, financial, information and other systems and on our business. Although we have expanded our management, we need to continue recruiting and employing experienced executives and key employees capable of providing the necessary support. In addition, we will need to continue to improve our financial, accounting, information and other systems in order to effectively manage our growth. Historically, when making acquisitions we have targeted operations that we believe can be operated as autonomous business units. This decentralization of our operations and systems may create difficulties for us in the future. We are transitioning our North American subsidiaries, with the exception of PharmaNet, to a common accounting software platform. We cannot assure you that our management will be able to manage our growth effectively or successfully, or that our financial, accounting, information or other systems will be able to successfully accommodate our external and internal growth. Our failure to meet these challenges could materially impair our business. In our annual report on Form 10-K for the year ended December 31, 2004, our management will be required to assess the effectiveness of our internal controls and our auditors will be required to report on management’s assessments. See “Risks related to our business — We are exposed to risks relating to evaluations of our internal controls.”

A significant portion of our growth has come from acquisitions, and we plan to make more acquisitions in the future as part of our continuing growth strategy. This growth strategy subjects us to numerous risks.

A very important aspect of our growth strategy has been and is to continue to pursue strategic acquisitions of related businesses that we believe can expand or complement our business. Since March 2000, we have substantially grown our business through the completion of 11 acquisitions. Acquisitions require significant capital resources and divert management’s attention from our existing business. Acquisitions also entail an inherent risk that we could become subject to contingent or other liabilities, including liabilities arising from events or conduct pre-dating our acquisition of a business that were not known to us at the time of acquisition. We may also incur significantly greater expenditures in integrating an acquired business than we had anticipated at the time of its purchase. In addition, acquisitions may create unanticipated tax and accounting problems, including the possibility that we might be required to write-off goodwill which we have paid for in connection with an acquisition. A key element of our acquisition strategy has been to retain management of acquired businesses to operate the acquired business for us. Many of these individuals maintain important contacts with clients of the acquired business. Our inability to retain these individuals could materially impair the value of an acquired business. Our failure to successfully identify and consummate future

Risk factors

acquisitions or to manage and integrate the acquisitions we make could have a material adverse effect on our business, financial condition or results of operations. We cannot assure you that:

_	we will identify suitable acquisition candidates;

_	we will receive the required consent under our outstanding credit facility;

_	we can consummate acquisitions on acceptable terms;

_	we can successfully integrate any acquired business into our operations or successfully manage the operations of any acquired business; or

_	we will be able to retain an acquired company’s significant client relationships, goodwill and key personnel or otherwise realize the intended benefits of any acquisition.

Our credit facility contains certain restrictive covenants that, absent the consent of the administrative agent on behalf of the lenders under the credit facility, limit our ability to enter into acquisitions by setting limits on the maximum aggregate amounts we can pay in acquisition consideration annually, as well as restricting the terms of equity consideration paid in acquisitions on an annual basis.

Our December, 2004 acquisition of PharmaNet represented our largest acquisition and has not yet been integrated into our operations.

We completed the acquisition of PharmaNet, our largest and most significant acquisition to date, in December 2004. Our future success is dependent in part upon our ability to effectively integrate PharmaNet into our operations. As a result of our acquisition of PharmaNet, we significantly broadened our clinical development services offerings and substantially increased our international presence. However, there can be no assurance that we will not experience difficulties with clients, personnel, systems integration or otherwise. Nor can there be any assurance that the PharmaNet acquisition will enhance our competitive position and business prospects or that the anticipated benefits will be realized. See “Risks related to our business — We are exposed to risks relating to evaluations of our internal controls” for a discussion of risks relating to the evaluation of PharmaNet’s internal controls.

We are subject to changes in outsourcing trends and regulatory requirements affecting the branded pharmaceutical, biotechnology, generic drug and medical device industries which could adversely affect our operating results.

Economic factors and industry and regulatory trends that affect our primary clients, branded pharmaceutical, biotechnology, generic drug and medical device companies, also affect our business and operating results. The outsourcing of drug development activities grew substantially during the past decade and we benefited from this trend. If these industries reduce the outsourcing of their clinical research and other drug development projects, our operations will be adversely affected. A continuing negative trend could have an ongoing adverse effect on our business, results of operations or financial condition. Numerous governments have undertaken efforts to control growing healthcare costs through legislation, regulation and voluntary agreements with medical care providers and pharmaceutical companies. Potential regulatory changes under consideration include the mandatory substitution of generic drugs for innovator drugs, relaxation in the scope of regulatory requirements or the introduction of simplified drug approval procedures. If future regulatory cost containment efforts limit the profits which can be derived from new and generic drugs or if regulatory approval standards are relaxed, our clients may reduce the business they outsource to us. We cannot predict the likelihood of any of these events.

If branded pharmaceutical, biotechnology, generic drug and medical device companies reduce their expenditures, our future revenue and profitability may be reduced.

Our business and continued expansion depend on the research and development expenditures of our clients which in turn is impacted by their profitability. If these companies want to reduce costs, they may proceed with fewer clinical trials and other drug development. An economic downturn or other factors may cause our clients to decrease their research and development expenditures which would adversely affect our future revenue and profitability.

Risk factors

If we do not continue to generate a large number of new client contracts, or if our clients cancel or defer contracts, our future profitability may be adversely affected.

Our early stage contracts are short term and our late stage contracts generally extend over a period of one to two years, although some may be of longer duration. However, all of our contracts are generally cancelable by our clients with little or no notice. A client may cancel or delay existing contracts with us at its discretion and is likely to do so for a variety of reasons, including:

_	manufacturing problems resulting in a shortage or unavailability of the drug we are testing;

_	a decision by a client to de-emphasize or cancel the development of a drug;

_	unexpected clinical trial results;

_	adverse participant reaction to a drug;

_	an action by regulatory authorities (for example, in the United States, the Food and Drug Administration, or FDA, and in Canada, the Therapeutic Products Directorate, or TPD); and

_	inadequate participant enrollment.

All of these factors are beyond our control and we must continually replace our existing contracts with new contracts to sustain our revenue. Our inability to generate new contracts on a timely basis would have a material adverse effect on our business, financial condition, and results of operations. In addition, since a large portion of our operating costs are relatively fixed, variations in the timing and progress of contracts can materially affect our financial results. The loss or delay of a large project or contract or the loss or delay of multiple smaller contracts could have a material adverse effect on our business, financial condition and results of operations. We have experienced termination, cancellation and delay of contracts by clients from time to time in the past in the ordinary course of our business.

At any given time, one or a limited number of clients may account for a large percentage of our revenue, which means that we could face a greater risk of loss of revenue if we lose a major client.

Historically, a small number of clients have generated a large percentage of our revenue in any given period. In each of 2002 and 2003, no client provided more than 10% of our revenue, but our 10 largest clients provided approximately 44% and 38% of our revenue. In 2001, one client represented approximately 17% of our revenue. PharmaNet also relies on a limited number of clients which generate a significant percentage of its revenue. During 2003, revenue not including reimbursed out of pocket expenses from four of PharmaNet’s clients provided approximately 35% of such revenue. During 2002 two clients provided approximately 16% and 8%, respectively, of PharmaNet’s revenue not including reimbursed out of pocket expenses. Companies that constitute our largest clients vary from year to year, and our revenue from individual clients fluctuates each year. If we lose one or more major clients in the future or if one or more clients encounter financial difficulties, our business, financial condition and results of operations could be materially and adversely affected.

We may bear financial risk if we under-price our contracts or overrun cost estimates.

We bear the financial risk if we initially under-price our contracts or otherwise overrun our cost estimates. Such under-pricing or significant cost overruns could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We are exposed to risks relating to evaluations of our internal controls.

In connection with past audits (most recently the audit for the year ended December 31, 2003), Grant Thornton LLP, our independent registered public accounting firm, notified our management and audit committee of the existence of “significant deficiencies in internal controls,” which is an accounting term for internal controls deficiencies that, in the judgment of our independent registered public accounting firm, are significant and which could adversely affect our ability to record, process, summarize and report financial information. Grant Thornton did not conclude at that time that the significant deficiencies, either individually or in the aggregate, constituted a “material weakness” in our internal controls. In our Annual Report on Form 10-K for the year ended December 31, 2004, our management will be required to provide an assessment as to the effectiveness of our internal controls

Risk factors

and our auditors will be required to attest as to our management’s assessment. Our Annual Report on Form 10-K for the year ended December 31, 2004 must be filed with the SEC by March 16, 2005. The assessment and attestation processes required by Section 404 of the Sarbanes-Oxley Act of 2002 are new and neither companies nor auditing firms have significant experience in testing or complying with these requirements. Accordingly, we may encounter problems or delays in completing our obligations and receiving an unqualified report on our internal controls by our independent registered public accounting firm. In 2004 we spent over $1.3 million on software, independent consulting fees and additional fees to our independent auditors in connection with documenting and testing our internal controls systems and procedures and making improvements that we believe are necessary in order for us to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act and the related SEC rules.

As permitted by SEC rules, we will not be required to include our 2004 acquisitions in our management’s assessment of internal controls for the year ended December 31, 2004. However, for the year ending December 31, 2005, we will be required to assess the effectiveness of the internal controls of the companies we acquired in 2004, including PharmaNet, in addition to those of our existing business. PharmaNet is a decentralized international company with offices in North and South America, Europe, Asia and Australia. Prior to its acquisition by us, PharmaNet was a privately-held business. Privately-held businesses are not subject to the same requirements for internal controls as public companies. In connection with its audit of PharmaNet for the year ended December 31, 2003, PharmaNet’s independent auditors identified significant deficiencies in certain aspects of PharmaNet’s internal controls which PharmaNet’s independent auditors concluded constituted a material weakness in PharmaNet’s internal controls. These deficiencies generally related to PharmaNet’s accounting for international subsidiary results. While PharmaNet began to remediate these significant deficiencies prior to its acquisition by us and while we intend to address any material weaknesses or significant deficiencies at PharmaNet during the year, there is no assurance that this will be accomplished. If we fail to strengthen the effectiveness of PharmaNet’s internal controls, we may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.

While we believe that we will be able to timely meet our obligations under Section 404 and that our management will be able to certify as to the effectiveness of our internal controls, if we are unable to timely comply with Section 404, our management is unable to certify as to the effectiveness of our internal controls or our auditors are unable to attest to that certification, the stock price of our common stock may be adversely affected.

Our indebtedness may impact our financial condition and results of operations and the terms of our outstanding indebtedness may limit our activities.

On September 30, 2004, on a pro forma basis giving effect to our acquisition of PharmaNet, we had approximately $276.9 million of consolidated indebtedness. Giving effect to the application of the net proceeds to us from the offering we would have had approximately $206.9 million of consolidated indebtedness. Subject to applicable restrictions in our outstanding indebtedness, we may incur additional indebtedness in the future. Our level of indebtedness will have several important effects on our future operations, including, without limitation:

_	we will be required to use a portion of our cash flow from operations for the payment of principal and interest due on our outstanding indebtedness;

_	our outstanding indebtedness and leverage will increase the impact of negative changes in general economic and industry conditions, as well as competitive pressures; and

_	the level of our outstanding indebtedness may affect our ability to obtain additional financing for working capital, capital expenditures or general corporate purposes.

Approximately $125 million of our outstanding indebtedness bears interest at a floating rate tied to LIBOR and approximately $143.75 million of our outstanding indebtedness bears interest at a fixed rate of 2.25% per year. Accordingly, if interest rates increase, then the amount of the interest payments on our floating rate indebtedness will also increase. We intend to use $70 million of the net

Risk factors

proceeds to us from this offering to reduce the amount of our outstanding term loan under our credit facility.

General economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control, may affect our future performance. As a result, these and other factors may affect our ability to make principal and interest payments on our indebtedness. After the application of the net proceeds to us from this offering, approximately $18.6 million of cash flow from operations will be required over the 12-month period beginning on January 1, 2005 to discharge our annual obligations on our currently outstanding indebtedness. Our business might not continue to generate cash flow at or above current levels. If we cannot generate sufficient cash flow from operations in the future to service our indebtedness, we may, among other things:

_	seek additional financing in the debt or equity markets;

_	seek to refinance or restructure all or a portion of our indebtedness;

_	sell selected assets; or

_	reduce or delay planned capital expenditures.

These measures might not be sufficient to enable us to service our indebtedness. In addition, any financing, refinancing or sale of assets might not be available on economically favorable terms, if at all.

Furthermore, our credit facility contains certain restrictive covenants which will affect, and in many respects significantly limit or prohibit, among other things, our ability to:

_	incur indebtedness;

_	create liens;

_	make investments or loans;

_	engage in transactions with affiliates;

_	pay dividends or make other distributions on, or redeem or repurchase, capital stock;

_	issue capital stock;

_	sell assets; and

_	pursue mergers or acquisitions.

These covenants, unless waived, may limit our operating and financial flexibility and limit our ability to respond to changes in our business or competitive activities.

We may not have sufficient funds to pay the principal return upon conversion or to repurchase our outstanding convertible senior notes under circumstances when we are required to do so.

We have outstanding $143.75 million in aggregate principal amount of our 2.25% convertible senior notes due 2024. Upon conversion of the notes, we will be required to pay up to $1,000 in cash, per $1,000 principal amount of notes, and, if applicable, issue a number of shares of our common stock based upon the conversion value in excess of the principal amount. The notes are convertible at the option of the holders at any time. Holders of the notes may require us to purchase their notes on August 15, 2009, August 15, 2014 and August 15, 2019 and, under certain circumstances, in the event of a “fundamental change” (as defined in the indenture under which the notes were issued). We may not have sufficient funds at any such time to make the required payment upon conversion or to purchase the notes and we may not be able to raise sufficient funds to satisfy the obligation. Furthermore, the terms of our existing credit facility contains, and the terms of other indebtedness that we may incur in the future may contain, financial covenants or other provisions that could be violated by payment of the required amounts upon conversion or the repurchase of the notes. Our failure to pay the required amounts on conversion of the notes when converted or to repurchase the notes when we are required to do so would result in an event of default with respect to the notes.

Risk factors

Our actual financial results might vary from our publicly disclosed preliminary results and forecasts.

Our actual financial results might vary from those anticipated by us, and these variations could be material. After each fiscal quarter and each fiscal year, we typically announce preliminary revenues and earnings information for the period then ended. While we believe such preliminary information is accurate, our financial results for the period then ended would not have been audited or reviewed by our independent auditors at the time of such announcement and are subject to possible revision. In addition, from time to time we publicly provide earnings guidance. Our forecasts reflect numerous assumptions concerning our expected performance, as well as other factors, which are beyond our control, and which might not turn out to be correct. Although we believe that the assumptions underlying our projections are reasonable, actual results could be materially different. Our financial results are subject to numerous risks and uncertainties, including those identified throughout these risk factors and elsewhere in this prospectus and the documents incorporated by reference in this prospectus. If our actual earnings vary from our preliminary announced results or our guidance, our common stock price may decline.

Our operating results can be expected to fluctuate from period to period.

Our operating results can be expected to fluctuate from period to period. These fluctuations are usually due to the level of new business awards in a particular period and the timing of the initiation, progress, or cancellation of significant projects. Even a short acceleration or delay in such projects could have a material effect on our results in a given reporting period. Varying periodic results could adversely affect the price of our common stock if investors react to our reporting operating results which are less favorable than in a prior period or than those anticipated by investors or the financial community generally.

If we are required to write off goodwill or other intangible assets, our financial position and results of operations would be adversely affected.

We had goodwill and other intangible assets of approximately $49.9 million and $70.9 million as of December 31, 2003 and September 30, 2004, respectively, which constituted approximately 28.7% and 21.9%, respectively, of our total assets. On a pro forma basis after giving effect to our acquisition of PharmaNet, assuming the acquisition had been consummated on September 30, 2004, we would have had goodwill and other intangible assets of approximately $315.1 million at September 30, 2004, or approximately 62% of our total assets on a pro forma basis on that date. We periodically evaluate goodwill and other intangible assets for impairment. Any determination requiring the write off of a significant portion of our goodwill or other intangible assets could adversely affect our results of operations and financial condition.

Our business is subject to international economic, political and other risks that could negatively affect our results of operations or financial position.

A significant portion of our revenue is derived from countries outside the United States. Further, we anticipate that revenue from international operations may grow in the future. Accordingly, our business is subject to risks associated with doing business internationally, including:

_	Less stable political and economic environments and changes in a specific country’s or region’s political or economic conditions;

_	Potential negative consequences from changes in tax laws affecting our ability to repatriate profits;

_	Unfavorable labor regulations;

_	Greater difficulties in managing and staffing foreign operations;

_	Currency fluctuations;

_	Changes in trade policies, regulatory requirements and other barriers;

_	Civil unrest or other catastrophic events; and

Risk factors

_	Longer payment cycles of foreign customers and difficulty collecting receivables in foreign jurisdictions.

These factors are beyond our control. The realization of any of these or other risks associated with operating in foreign countries could have a material adverse effect on our business, results of operations and financial condition.

Our substantial non-United States operations expose us to currency risks.

Our financial statements are denominated in US dollars, and accordingly, changes in the exchange rate between the Canadian dollar, Euros or other foreign currencies and the US dollar could materially affect the translation of our subsidiaries’ financial results into US dollars for purposes of reporting our consolidated financial results. We also may be subject to foreign currency transaction risk when our service contracts are denominated in a currency other than the currency in which we incur expenses or earn fees related to such contracts. For example, our Canadian operations often perform services for a fixed price denominated in US dollars or in Euros while their payroll and other expenses are primarily Canadian dollar expenses. We have only recently begun to hedge our Canadian dollar translation or transaction risks with foreign currency forward or exchange contracts or options, but we have not done so with respect to the Euro or other foreign currencies, although we may do so in the future. There is no assurance that we will be successful in limiting risks associated with foreign currency transactions.

We could be adversely affected by tax law changes in Canada.

Our operations in Canada currently benefit from favorable corporate tax arrangements. We receive substantial tax credits in Canada from both the Canadian federal and Quebec governments. Our Canadian operations employ a large number of research and development employees which results in significant expenses related to these services. Due to the nature of these services, the Canadian government subsidizes a portion of these expenses through tax credits that result in a reduced effective tax rate as well as a significant deferred tax asset on our balance sheet. However, there is no assurance that the credits will be fully realized. Further, any reduction in the availability or amount of these tax credits could have a material adverse effect on our profits and cash flow from our Canadian operations.

Governmental authorities may question our inter-company transfer pricing policies or change their laws in a manner that could increase our effective tax or otherwise harm our business.

As a United States company doing business in international markets through subsidiaries, we are subject to foreign tax and inter-company pricing laws, including those relating to the flow of funds between our company and our subsidiaries. Regulators in the United States and in foreign markets closely monitor our corporate structure and how we effect inter-company fund transfers. If regulators challenge our corporate structure, transfer pricing mechanisms or inter-company transfers, our operations may be negatively impacted and our effective tax rate may increase. Tax rates vary from country to country and if regulators determine that our profits in one jurisdiction may need to be increased, we may not be able to fully utilize all foreign tax credits that are generated, which would increase our effective tax rate. We cannot assure you that we will be in compliance with all applicable customs, exchange control and transfer pricing laws despite our efforts to be aware of and to comply with such laws. Further, if these laws change, we may need to adjust our operating procedure and our business could be adversely affected.

Because we are smaller than our largest competitors, we may lack the resources needed to compete effectively.

There are a large number of drug development services companies ranging in size from one person firms to full service, global drug development corporations. Intense competition may lead to price pressure or other conditions that could adversely affect our business. Some of our competitors are substantially larger than us and have greater financial, human and other resources. We may lack the operating and financial resources needed to compete effectively.

Risk factors

If we do not continue to develop new scientific methods, or assays, for our analytical applications, we may be unable to compete with other entities offering bioanalytical laboratory services.

We must continuously develop scientific methods to test drug products in order to meet the needs of our clients and attract new clients. In order to substantially increase the business of our bioanalytical laboratories, which provide services for branded pharmaceutical, biotechnology and generic drug companies, we must be able to provide solutions for our clients. This requires staying abreast of current regulatory requirements and identifying methods and applications that will assist our clients in obtaining approval for their products. If we are not successful in developing new methods and applications, we may lose our clients.

We risk potential liability when conducting clinical trials, which could cost us large amounts of money.

Our clinical trials involve administering drugs to humans in order to determine the effects of the drugs. By doing so, we are subject to the general risks of liability to these persons, which include those relating to:

_	adverse side effects and reactions resulting from administering these drugs to a clinical trial participant;

_	unintended consequences resulting from the procedures and/or changes in medical practice to which a study participant may be subject as part of a clinical trial;

_	improper administration of these drugs; or

_	potential professional malpractice of our employees or contractors, including physicians.

Our contracts may not have adequate indemnification agreements requiring our clients to indemnify us in the event of adverse consequences to our participants caused by their drugs or participation in their trials. We also carry liability insurance but there is no certainty as to the adequacy, or the continued availability at rates acceptable to us, of such liability insurance. We could also be held liable for other errors or omissions in connection with our services. For example, we could be held liable for errors or omissions or breach of contract if our laboratories inaccurately report or fail to report lab results. If we do not perform our services to contractual or regulatory standards, the clinical trial process could be adversely affected. Additionally, if clinical trial services such as laboratory analysis do not conform to contractual or regulatory standards, trial participants could be affected. If there is a damage claim not covered by insurance, the indemnification agreement is not enforceable or broad enough, or our client is insolvent, any resulting award against us could result in our experiencing large losses.

We face a risk of liability from our handling and disposal of medical wastes, which could cause us to incur significant costs or otherwise adversely affect us.

Our clinical trial activities and laboratory services involve the controlled disposal of medical wastes, which are considered hazardous materials. Although we may use reputable third parties to dispose of medical waste, we cannot completely eliminate the risk of accidental contamination or injury from these materials. If this occurs, we could be held liable for clean-up costs, damages, face significant fines, and face the temporary or permanent shutdown of our operations.

Failure to comply with applicable governmental regulations could harm our operating results and reputation.

We may be subject to regulatory action, which in some jurisdictions includes criminal sanctions, if we fail to comply with applicable laws and regulations. Failure to comply can also result in the termination of ongoing research and disqualification of data collected during the clinical trials. This could harm our reputation, our prospects for future work and our operating results. A finding by the FDA that we are not in compliance with Good Laboratory Practices, or GLP, standards for our laboratories, current Good Manufacturing Practices, or GMP, standards, and/or Good Clinical Practices, or GCP, standards for our clinical facilities could materially and adversely affect us. Similarly, a finding by the TPD that we are not in compliance with Canadian Good Manufacturing Practices, or Canadian GMP, standards, and/or Canadian Good Clinical Practices, or Canadian GCPs,

Risk factors

and/or other legislative requirements for clinical trials in Canada, could materially and adversely affect us. In addition to the above United States and Canadian laws and regulations, we must comply with the laws of all countries where we do business, including laws governing clinical trials in the jurisdiction where the trials are performed. Failure to comply with applicable requirements could subject us to regulatory risk, liability and potential costs associated with redoing the trials which could damage our reputation and adversely affect our operating results.

If we lose the services of our key personnel or are unable to attract qualified staff, our business could be adversely affected.

Our success is substantially dependent upon the performance, contributions and expertise of our senior management team, including, among others, Lisa Krinsky, M.D., Arnold Hantman, C.P.A., Gregory B. Holmes, Pharm.D., David Natan, C.P.A., Marc LeBel, Pharm.D., Johanne Boucher-Champagne, Francois Vallee, Allan Xu, Ph.D., Paul Taylor, Ph.D., and more recently Jeffrey P. McMullen, Thomas J. Newman, M.D., and Robert Reekie, M.D. In addition, members of our senior management team play a very significant role in the generation of new business and retention of existing clients. We also depend on our ability to attract and retain qualified management, professional and operating staff. Our loss of the services of any of the members of senior management, or any other key executive, or our inability to continue to attract and retain qualified personnel, could have a material adverse effect on our business.

Our business depends on the continued effectiveness and availability of our information technology infrastructure, and failures of this infrastructure could harm our operations.

To remain competitive in our industry, we must employ information technologies that capture, manage, and analyze the large streams of data generated during our clinical trials in compliance with applicable regulatory requirements. In addition, because we provide services on a global basis, we rely extensively on our technology to allow the concurrent conduct of studies and work sharing around the world. As with all information technology, our system is vulnerable to potential damage or interruptions from fires, blackouts, telecommunications failures, and other unexpected events, as well as to break-ins, sabotage, or intentional acts of vandalism. Given the extensive reliance of our business on this technology, any substantial disruption or resulting loss of data that is not avoided or corrected by our backup measures could harm our business and operations.

Recent changes in accounting standards could limit the desirability of granting stock options, which could harm our ability to attract and retain employees, and could also negatively impact our results of operations.

The Financial Accounting Standards Board is requiring all companies to treat the fair value of stock options granted to employees as an expense effective for the first interim reporting period that begins after June 15, 2005. When this change becomes effective, we and other companies will be required to record a compensation expense equal to the fair value of each stock option granted. Currently, we are generally not required to record compensation expense in connection with stock option grants. When we are required to expense the fair value of stock option grants, it may reduce the attractiveness of granting stock options because of the additional expense associated with these grants, which would negatively impact our results of operations. For example, had we been required to expense stock option grants by applying the measurement provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” our recorded net income for the year ended December 31, 2003 and the nine months ended September 30, 2004 of approximately $11.6 million and $13.7 million, respectively, would have been reduced to approximately $9.8 million and $10.7 million, respectively. Stock options are an important employee recruitment and retention tool, and we may not be able to attract and retain key personnel if we reduce the scope of our employee stock option program. Accordingly, when we are required to expense stock option grants, our future results of operations will be negatively impacted.

Risk factors

RISKS RELATED TO OUR COMMON STOCK AND THE OFFERING

Our stock price can be extremely volatile, and your investment could suffer a decline in value.

The trading price of our common stock has been, and is likely to be, volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

_	actual or anticipated variations in quarterly operating results, including changes in our guidance as to forecasted earnings;

_	changes in financial estimates by securities analysts;

_	loss of a major client or contract;

_	new service offerings introduced or announced by our competitors;

_	changes in market valuations of other similar companies;

_	our announcement of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

_	additions or departures of key personnel; and

_	sales of our common stock, including short sales.

As a result, you could lose all or part of your investment. In addition, the stock market in general experiences extreme price and volume fluctuations that are often unrelated and disproportionate to the operating performance of companies.

Investors in this offering will experience immediate and substantial dilution.

The public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the pro forma net tangible book value per share of common stock from the price per share that you pay for the common stock. If the holders of outstanding options or warrants exercise those options or warrants at prices below the public offering price, you will incur further dilution.

Our management has broad discretion over the use of a portion of the net proceeds to us from this offering.

While we intend to use $70 million of the net proceeds to us from this offering to reduce the amount of our outstanding term debt under our credit facility, our management will have considerable discretion in the application of the balance of the net proceeds to us from this offering. You will not have the opportunity, as part of your investment decision, to assess whether the balance of the net proceeds are being used appropriately. We may use these net proceeds for corporate purposes that do not increase our profitability or our market value. Pending application of the net proceeds, we may place them in investments that do not produce income or that lose value.

Sales of substantial amounts of our common stock or the perception that such sales may occur could cause the market price of our common stock to drop significantly, even if our business is performing well.

Our stock price may be depressed by future sales of our shares or the perception that such sales may occur. We had 15,149,692 shares outstanding as of February 2, 2005, of which 2,742,203 are subject to limitations on resale under Rule 144. In connection with this offering, our key executives, directors and selling stockholders have agreed not to publicly sell shares of our common stock for 90 days from the date of this prospectus, subject to limited exceptions. Almost all of our remaining outstanding shares of common stock are freely tradable, including shares that were issued in connection with past acquisitions. Sales of substantial amounts of our common stock in the public market by these holders might lower our common stock’s market price. We are unable to estimate the amount, timing or nature of future sales of our outstanding common stock.

Risk factors

Anti-takeover provisions in our charter documents and under Delaware law may make an acquisition of us, which may be beneficial to our stockholders, more difficult, which could depress our stock price.

We are incorporated in Delaware. Certain anti-takeover provisions of Delaware law and our charter documents as currently in effect may make a change in control of our company more difficult, even if a change in control would be beneficial to the stockholders. Our charter documents provide that our board of directors may issue, without a vote of our stockholders, one or more series of preferred stock that has more than one vote per share. This could permit our board of directors to issue preferred stock to investors who support our management and give effective control of our business to our management. Additionally, issuance of preferred stock could block an acquisition resulting in both a drop in the price of our common stock and a decline in interest in the stock, which could make it more difficult for stockholders to sell their shares. This could cause the market price of our common stock to drop significantly, even if our business is performing well. Our bylaws also limit who may call a special meeting of stockholders and establish advance notice requirements for nomination for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings. Delaware law also prohibits corporations from engaging in a business combination with any holders of 15% or more of their capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. Our board of directors may use these provisions to prevent changes in the management and control of our company. Also, under applicable Delaware law, our board of directors may adopt additional anti-takeover measures in the future. In addition, provisions of certain contracts, such as employment agreements with our executive officers, may have an anti-takeover effect.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $115.3 million, assuming a public offering price of $39.90 per share, after payment of underwriting discounts and commissions and estimated expenses of this offering. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. If the underwriters exercise their overallotment option in full, we estimate the net proceeds to us will be approximately $      million.

We intend to use $70 million of the net proceeds to us from this offering to reduce the amount of our outstanding term loan under our credit facility. In connection with the repayment of the term loan, we will incur a non-cash charge to earnings of approximately $2.6 million associated with the write-off of a portion of our capitalized financing costs.

On December 22, 2004, we entered into a $160 million credit facility from a syndicate of banks arranged by UBS Securities LLC. The facility consists of a term loan in the amount of $120 million and a revolving line of credit in the maximum amount of $40 million, and also provides for swingline and letter of credit borrowings. Borrowings under the credit facility provided a portion of the consideration used to acquire 100% of the stock of PharmaNet. Borrowings under the revolving line of credit are available for general corporate purposes, and $5 million of borrowings is currently outstanding under the revolving line of credit. The credit facility is guaranteed by each of our United States subsidiaries, and is secured by a mortgage on our facility in Miami, Florida, a pledge of all of the assets of our United States operations and United States subsidiaries, and a pledge of 65% of the stock of certain of our foreign subsidiaries. The term loan bears interest at a rate of LIBOR plus 300 basis points, and currently calls for increasing principal payments ranging between approximately $2.5 million and $7.5 million due quarterly beginning on March 31, 2005 and a final payment due December 31, 2010, subject to certain conditions. Once the amount of the term loan is reduced by $70 million, the required principal payments will be reduced to amounts ranging between approximately $1.0 million and $3.1 million. The revolving line of credit bears interest at a rate of LIBOR plus 275 basis points and matures on December 22, 2009, subject to certain conditions.

We intend to use the balance of the net proceeds to us from this offering for possible acquisitions and general corporate purposes, including funding the continued growth and development of our business and working capital requirements.

We are evaluating and expect to continue to evaluate and engage in discussions regarding acquisitions, some of which could be significant. However, we currently have no definitive agreements or binding commitments to make any future acquisitions.

Pending our use of net proceeds identified above, we intend to invest the net proceeds in investment grade, interest bearing securities or to pay down, on a temporary basis, our outstanding revolving line of credit. No costs or charges will be incurred in connection with any repayment of or draws under the revolving line of credit.

Price range of common stock

The following table sets forth, for the periods indicated, the range of quarterly high and low sales prices for our common stock on the Nasdaq National Market as adjusted to give effect to the three-for-two stock split that we paid in the form of a 50% stock dividend on May 19, 2004. Our common stock trades on the Nasdaq National Market under the symbol “SFCC.”

	High	Low

Fiscal year ended December 31, 2003
First Quarter	$12.37	$8.53
Second Quarter	12.87	8.87
Third Quarter	25.07	11.52
Fourth Quarter	23.46	14.59

Fiscal year ended December 31, 2004
First Quarter	$21.33	$17.33
Second Quarter	31.50	18.39
Third Quarter	35.22	25.10
Fourth Quarter	41.00	25.16

Fiscal year ending December 31, 2005
First Quarter (through February 2, 2005)	$40.40	34.11

As of January 31, 2005, there were 84 holders of record and approximately 6,310 beneficial owners of our common stock.

Dividend policy

Since we became a public company, we have not paid cash dividends on our common stock. Currently, we intend to retain future earnings in order to finance the growth and development of our business and do not expect to pay any cash dividends on our common stock in the near future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on our results of operations, financial condition and other factors as our board of directors, in its discretion, deems relevant. Our credit facility contains certain covenants that restrict, or may have the effect of restricting, our payment of dividends.

Capitalization

The following table sets forth our capitalization as of September 30, 2004:

_	on an actual basis;

_	on a pro forma basis giving effect to: our acquisition of PharmaNet on December 22, 2004 for approximately $253 million, which includes $8 million in acquisition costs; the financing of the PharmaNet acquisition; the refinancing of our outstanding credit facility; the repayment by PharmaNet prior to the acquisition of $9 million of PharmaNet’s bank debt; the issuance of 258,917 shares of restricted common stock to certain PharmaNet executives in connection with the PharmaNet acquisition for approximately $8.9 million; and the issuance of 40,950 shares of common stock pursuant to the exercise of options which generated proceeds of approximately $468,000; and

_	on a pro forma as adjusted basis giving further effect to the sale of the shares of common stock that we are offering under this prospectus (assuming for purposes of preparing this table a public offering price of $39.90 per share) and our application of a portion of the net proceeds to us from the offering to reduce the amount of our outstanding term debt under our credit facility by $70 million.

This information should be read together with our consolidated financial statements and the related notes thereto incorporated by reference in this prospectus.

	As of September 30, 2004

			Pro forma
	Actual	Pro forma(2)	as adjusted(3)

	(unaudited, in thousands)
Cash and cash equivalents	$143,485	$17,613	$62,956

Current maturities of long term debt(1)	$2,755	$2,631	$2,631
Long term debt:
Credit facility, term loan	—	120,000	50,000
Credit facility, revolving line of credit	—	5,000	5,000
2.25% senior convertible notes	143,750	143,750	143,750
Other	12,521	4,090	4,090

Total long-term debt	156,271	272,840	202,840
Stockholders’ equity:
Preferred stock, $0.10 par value, 5,000,000 shares authorized, none issued	—	—	—
Common stock, $0.001 par value, 40,000,000 shares authorized, 14,765,917 shares issued and outstanding actual, 15,024,834 shares issued and outstanding pro forma, and 18,167,784 shares issued and outstanding pro forma as adjusted(3)	15	15	18
Additional paid-in capital	105,897	115,256	230,596
Retained earnings	37,968	37,968	37,968
Deferred compensation	(606)	(606)	(606)
Accumulated other comprehensive earnings	3,285	3,285	3,285

Total stockholders’ equity	146,559	155,918	271,261

Total capitalization	$305,585	$431,389	$476,732

(1)	Includes approximately $625,000 in borrowings under our credit facility and $2.1 million in capital leases. The pro forma amount includes the payoff of the current portion of our mortgage loan.

Capitalization

(2)	Gives effect to: our acquisition of PharmaNet on December 22, 2004 for approximately $253 million, which includes $8 million in acquisition costs; the financing of the PharmaNet acquisition; the refinancing of our outstanding credit facility; the repayment by PharmaNet prior to the acquisition of $9 million of PharmaNet’s bank debt; the issuance of 258,917 shares of restricted common stock to certain PharmaNet executives in connection with the PharmaNet acquisition for approximately $8.9 million; and the issuance of 40,950 shares of common stock pursuant to the exercise of stock options which generated proceeds of approximately $468,000.

(3)	Reflects our sale of 3,102,000 shares of common stock in this offering assuming a public offering price of $39.90 per share, and our application of a portion of the net proceeds to us from the offering to reduce the amount of our outstanding term debt under our credit facility by $70 million.

The information in the preceding table does not give effect to:

_	3,086,445 shares of common stock potentially issuable upon conversion of our 2.25% convertible senior notes due 2024;

_	1,358,301 shares of common stock issuable upon the exercise of outstanding options having a weighted average exercise price of $15.43 per share as of September 30, 2004;

_	7,500 shares of common stock underlying outstanding options to purchase 7,500 shares of common stock at $8.59 per share and to purchase 3,750 warrants (exercisable at $10.24 per share) at $0.27 per warrant, which were issued to one of the underwriters of our initial public offering in October 2000;

_	461,148 additional shares of common stock available for issuance under our stock plan and our employee stock purchase plan as of September 30, 2004; and

_	up to 525,000 additional shares of common stock we have agreed to sell if the underwriters exercise in full their overallotment option.

Selected consolidated financial data

The following table sets forth selected consolidated financial data that is qualified in its entirety by and should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and notes thereto appearing elsewhere or incorporated by reference in this prospectus. The financial data as of December 31, 2003, 2002 and 2001, and for each of the three years in the period ended December 31, 2003, have been derived from our audited consolidated financial statements for such periods as audited by Grant Thornton LLP. The financial data as of December 31, 2000 and 1999, and for each of the two years in the period ended December 31, 2000, have been derived from the audited consolidated financial statements for such periods that were audited by Kaufman, Rossin & Co. The financial data for the nine-month periods ended September 30, 2004 and 2003, is derived from our unaudited financial statements which are presented elsewhere or incorporated by reference in this prospectus, but has been prepared on the same basis as the audited consolidated financial statements and the notes thereto, which include, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the information for the unaudited interim periods. The operating results for the nine-month period ended September 30, 2004 may not be indicative of the operating results for the full year. Effective as of the close of business on May 19, 2004, we effected a three-for-two stock split that we paid in the form of a 50% stock dividend. All historical earnings per share numbers have been retroactively adjusted to reflect this stock split.

						Nine months
						ended
	Years ended December 31,					September 30,
Consolidated statements of
operations data:	1999	2000	2001	2002	2003	2003	2004

						(unaudited)

	(in thousands, except per share data)
Net revenue	$8,309	$19,694	$31,471	$64,740	$103,853	$70,232	$110,264
Direct costs	5,208	11,997	18,151	36,728	59,309	40,654	60,634
Selling, general and administrative expenses	2,259	4,252	7,556	17,867	29,965	20,331	30,701

Total costs and expenses	7,467	16,249	25,707	54,595	89,274	60,985	91,335
Earnings from operations	842	3,445	5,764	10,145	14,579	9,247	18,929
Other income (expense)
Interest income	—	123	359	447	272	116	767
Interest expense	(181)	(175)	(27)	(282)	(427)	(303)	(990)

Earnings before minority interest and taxes	661	3,393	6,096	10,310	14,424	9,060	18,706
Income tax expense	410	1,342	2,276	2,442	2,842	1,668	4,735

Earnings before minority interest	$251	$2,051	$3,820	$7,868	$11,582	$7,392	$13,971

Minority interest in joint venture	—	—	—	—	—	—	227
Net earnings	$251	$2,051	$3,820	$7,868	$11,582	$7,392	$13,744

Earnings per share
Basic	$—	$0.52	$0.63	$0.75	$0.99	$0.67	$0.91
Diluted	$—	$0.51	$0.54	$0.70	$0.93	$0.62	$0.87
Pro forma data (unaudited)
Income before income taxes	$661
Provision for income taxes	251

Pro forma net earnings	$410

Pro forma earnings per share
Basic	$0.22
Diluted	$0.21

Selected consolidated financial data

						As of
	As of December 31,					September 30,

Consolidated balance sheet data:	1999	2000	2001	2002	2003	2004

						(unaudited)

	(in thousands)
Cash and cash equivalents	$288	$6,788	$39,103	$6,361	56,020	$143,485
Working capital	968	10,192	44,593	20,805	79,381	183,311
Total assets	2,814	15,769	60,484	85,959	173,051	323,698
Long term debt, including current portion	847	410	9	4,148	5,652	159,026
Stockholders’ equity (deficit)	(786)	11,303	54,631	68,559	149,943	146,559

Unaudited pro forma combined financial data

Unaudited pro forma combined financial information

The following unaudited pro forma combined financial information gives effect to the consummation of our December 22, 2004 acquisition of PharmaNet, as if it had occurred on September 30, 2004 in the case of the unaudited pro forma balance sheet, and the consummation of the acquisition of PharmaNet as if it occurred on January  1, 2003 in the case of the unaudited pro forma statement of earnings for the year ended December 31, 2003 and the unaudited pro forma statement of earnings for the nine months ended September 30, 2004, and are based on the estimates and assumptions set forth in the notes to these statements and our preliminary estimates of the allocation of the purchase price. In addition, the pro forma consolidated financial information also gives effect to the August 11, 2004 consummation of our convertible senior notes offering as if it occurred on January 1, 2003 in the case of the unaudited pro forma statement of earnings for the year ended December 31, 2003 and the unaudited pro forma statement of earnings for the nine months ended September 30, 2004. Accordingly, the pro forma statement of earnings reflects adjustments for additional interest expense and amortization of deferred financing costs related to our August 11, 2004 convertible senior notes offering since the proceeds of the offering were used in connection with the PharmaNet acquisition. The results of operations of PharmaNet from January 1, 2003 through December 31, 2003 and from January 1, 2004 through September 30, 2004 are reflected in its historical results of operations. The unaudited pro forma financial information should be read in conjunction with our Form 10-K for the year ended December 31, 2003 and our Form 10-Q for the period ended September 30, 2004, as well as the audited financial statements of PharmaNet for the year ended December 31, 2003 and the unaudited financial statements for the nine months ended September 30, 2004, which are included in our current report on Form 8-K/A filed on February 8, 2005. The pro forma financial statements do not reflect any dilution from the potential issuance of up to 3,086,445 shares of our common stock upon conversion of our convertible senior notes or upon payment of any make-whole premium in connection with a fundamental change. The pro forma financial statements also do not reflect any dilution related to the stock options issued in connection with the PharmaNet acquisition to purchase up to approximately 1 million shares of our common stock. In addition, the pro forma financial statements do not give effect to this offering.

The following unaudited pro forma financial information is presented for illustrative purposes only and does not purport to be indicative of our actual financial position or results of operations as of or for the dates thereof, or as of or for any other future date, and is not necessarily indicative of what our actual financial position or results of operations would have been had the acquisition been consummated on the above-referenced dates, nor does it give effect to (i) any transactions other than the issuance of the convertible senior notes, the acquisition and those transactions that are described in the notes to the unaudited pro forma financial information or (ii) our results of operations since September 30, 2004.

The assets acquired and liabilities assumed in connection with the PharmaNet acquisition were recorded at estimated fair values as determined by our management based on information currently available and on current assumptions as to future operations. We have allocated the purchase price based on preliminary estimates of the fair values of the acquired property, plant and equipment, and identified intangible assets, and their estimated remaining useful lives. Accordingly, the allocation of the purchase price and the assigned estimated useful lives are subject to revision, based on the final determination of appraised and other fair values, and related tax effects. The purchase price is also subject to adjustment based upon PharmaNet’s working capital on the closing date.

The unaudited pro forma information gives effect only to adjustments set forth in the accompanying notes thereto and does not reflect any anticipated future cost savings or other benefits as a result of the acquisition.

Unaudited pro forma combined financial data

	As of September 30, 2004

	Historical		Pro forma

Unaudited pro forma balance sheet:	SFBC	PharmaNet	Adjustments		Combined

ASSETS
Current assets:
Cash and cash equivalents	$143,484,862	$16,639,187	$(253,000,000	) (1)	$17,145,059
			110,130,536	(2)
			8,890,474	(3)
			(9,000,000	) (13)
Investment in marketable securities	8,105,452	—	—		8,105,452
Accounts receivable, net	45,617,147	43,248,756	—		88,865,903
Loans receivable from officers/stockholders	202,247	—	—		202,247
Deferred income taxes	167,754	310,436	—		478,190
Prepaid expenses and other current assets	5,549,886	2,834,384	—		8,384,270

Total current assets	203,127,348	63,032,763	(142,978,990)		123,181,121
Loans receivable from officers	200,000	—	—		200,000
Property and equipment, net	44,086,262	14,053,280	—		58,139,542
Goodwill, net	66,800,225	18,648,866	(18,648,866	) (1)	291,980,654
			216,180,429	(1)
			9,000,000	(13)
Other intangibles, net	4,091,272	210,742	18,800,000	(1)	23,102,014
Deferred income taxes	—	1,588,698	—		1,588,698
Other assets	5,392,742	1,906,547	6,000,000	(2)	13,299,289

Total assets	$323,697,849	$99,440,896	$88,352,573		$511,491,318

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$10,470,126	$12,711,795	$—		$23,181,921
Purchase consideration due to stockholders	659,376	—	—		659,376
Advance billings	4,636,669	—	—		4,636,669
Customer advances	—	25,666,288	—		25,666,288
Income taxes payable	1,294,565	(235,907)	—		1,058,658
Long term debt and capital leases	2,340,067	4,291,050	(4,000,000	) (13)	2,631,117
Revolving line of credit	415,240	—	(415,240	) (2)	—

Total current liabilities	19,816,043	42,433,226	(4,415,240)		57,834,029
Deferred income taxes	818,072	1,972,332	7,332,000	(1)	10,122,404
Customer advances	—	15,011,685	—		15,011,685
Long term debt and capital leases	4,066,749	5,023,216	(5,000,000	) (13)	124,089,965
			120,000,000	(2)
Revolving line of credit	8,454,224	—	(8,454,224	) (2)	5,000,000
			5,000,000	(2)
Convertible senior notes	143,750,000	—	—		143,750,000
Minority interest in joint venture	233,744	—	—		233,744

Stockholders’ equity:
Preferred stock	—	46,350	(46,350	)(1)	—
Common stock	14,766	137,774	(137,774	) (1)	15,025
			259	(3)
Additional paid in capital	105,897,605	10,020,241	(10,020,241	) (1)	114,787,820
			8,890,215	(3)
Retained earnings	37,967,577	26,382,149	(26,382,149	) (1)	37,967,577
Deferred compensation	(606,043)	—	—		(606,043)
Accumulated other comprehensive earnings	3,285,112	749,089	(749,089	) (1)	3,285,112
Common stock held in treasury, at cost	—	(2,335,166)	2,335,166	(1)	—

Total stockholders’ equity	146,559,017	35,000,437	(26,109,963)		155,449,491

Total liabilities and stockholders’ equity	$323,697,849	$99,440,896	$88,352,573		$511,491,318

Unaudited pro forma combined financial data

	For the nine months ended September 30, 2004

	Historical		Pro forma

Unaudited pro forma statement of earnings:	SFBC	PharmaNet	Adjustments		Combined

Revenue	$110,264,251	$88,260,495	$—		$198,524,746
Reimbursed out of pocket expenses	—	37,893,330	—		37,893,330

Total net revenue	110,264,251	126,153,825	—		236,418,076
Cost and expenses
Direct costs	59,430,905	53,683,263	—		113,114,168
Reimbursable out of pocket expenses	—	37,893,330	—		37,893,330
General and administrative expenses	27,091,308	19,372,284	—		46,463,592
Facility related charge	—	588,891	—		588,891
Depreciation and amortization	4,813,251	4,523,900	3,317,647	(4)	12,654,798

Total costs and operating expenses	91,335,464	116,061,668	3,317,647		210,714,779
Earnings from operations	18,928,787	10,092,157	(3,317,647)		25,703,297
Other income(expense)
Interest income	767,873	108,136	(392,093	) (10)	483,916
Interest expense	(990,244)	(360,587)	(1,967,578	) (5)	(9,409,712)
			(5,156,250	) (6)
			(639,919	) (7)
			(750,000	) (8)
			454,866	(12)

Total other expense	(222,371)	(252,451)	(8,450,974)		(8,925,796)
Earnings before income taxes	18,706,416	9,839,706	(11,768,621)		16,777,501
Income tax expense	4,735,382	3,435,041	(4,589,762	) (9)	3,580,661

Earnings before minority interest	13,971,034	6,404,665	(7,178,859)		13,196,840
Minority interest in joint venture	226,596	—	—		226,596

Net earnings	$13,744,438	$6,404,665	$(7,178,859)		$12,970,244

Earnings per share:
Basic	$0.91				$0.88
Diluted	$0.87				$0.84
Weighted average common shares outstanding:
Basic	15,127,654		(407,842	) (11)	14,719,812
Diluted	15,823,859		(407,842	) (11)	15,416,017

Unaudited pro forma combined financial data

	For the year ended December 31, 2003

	Historical		Pro forma

Unaudited pro forma statement of earnings:	SFBC	PharmaNet	Adjustments		Combined

Revenue	$103,852,536	$100,420,014	$—		$204,272,550
Reimbursed out of pocket expenses	—	39,881,786	—		39,881,786

Total net revenue	103,852,536	140,301,800	—		244,154,336
Cost and expenses
Direct costs	58,120,652	65,495,186	—		123,615,838
Reimbursable out of pocket expenses	—	39,881,786	—		39,881,786
General and administrative expenses	26,399,421	25,362,569			51,761,990
Depreciation and amortization	4,753,608	5,790,605	4,423,529	(4)	14,967,742

Total costs and operating expenses	89,273,681	136,530,146	4,423,529		230,227,356
Earnings from operations	14,578,855	3,771,654	(4,423,529)		13,926,980
Other income(expense)
Interest income	271,935	21,353	—		293,288
Interest expense	(427,122)	(1,280,647)	(3,234,375	) (5)	(12,625,843)
			(6,875,000	) (6)
			(1,072,849	) (7)
			(1,000,000	) (8)
			1,264,150	(12)

Total other expense	(155,187)	(1,259,294)	(10,918,074)		(12,332,555)
Earnings before income taxes	14,423,668	2,512,360	(15,341,603)		1,594,425
Income tax expense	2,841,960	931,599	(5,983,225	) (9)	(2,209,666)

Net earnings	$11,581,708	$1,580,761	$(9,358,378)		$3,804,091

Earnings per share:
Basic	$0.99				$0.34
Diluted	$0.92				$0.32
Weighted average common shares outstanding:
Basic	11,751,885		(561,029	) (11)	11,190,856
Diluted	12,534,537		(561,029	) (11)	11,973,508

Unaudited pro forma combined financial data

Notes to unaudited pro forma combined financial information

The following pro forma adjustments were made:

(1)	To reflect the acquisition of PharmaNet on December 22, 2004 after the repayment by PharmaNet of its bank debt as discussed in Note 13. We acquired 100% of the stock of PharmaNet for $245 million in cash. In addition, an estimated $8 million was paid related to investment banking, legal, and accounting fees directly related to the acquisition, resulting in a total purchase price of approximately $253 million. The entry also reflects the elimination of PharmaNet equity.

(2)	Reflects the borrowings under the credit facility entered into in connection with the PharmaNet acquisition. We borrowed $125 million under this credit facility. We incurred approximately $6 million of costs related to this new credit facility which is reflected as other assets. As part of this financing, we repaid the outstanding balance of our prior credit facility which totaled approximately $8.9 million as of September 30, 2004.

(3)	To reflect the purchase of 258,971 shares of our restricted common stock by certain executives of PharmaNet for total proceeds of $8.9 million upon the closing of the PharmaNet acquisition.

(4)	To reflect amortization of the estimated identifiable intangible assets acquired in the PharmaNet acquisition totaling $18.8 million based on their estimated useful lives.

(5)	To reflect interest expense on the $143.75 million of convertible senior notes at an annual interest rate of 2.25%.

(6)	To reflect interest expense on the $125 million outstanding under the credit facility based on an estimated annual interest rate of 5.5%, under the effective interest method. A 0.125% change in this interest rate results in a net effect on earnings of approximately $95,000 and $71,000 for the year ended December 31, 2003 and the nine months ended September 30, 2004, respectively.

(7)	To reflect the additional interest expense from the amortization of the deferred financing costs related to the convertible senior notes using an estimated life of five years under the effective interest method.

(8)	To reflect the additional interest expense from the amortization of the deferred financing costs related to the credit facility using an estimated life of six years.

(9)	To reflect the tax effect of the pro forma adjustments using an effective tax rate of 39%.

(10)	To reflect the elimination of interest income on the proceeds from the convertible senior notes offering since the proceeds of the offering were used in connection with the PharmaNet acquisition.

(11)	To reflect the weighted average share effect of the August 2004 repurchase of 820,000 shares of our common stock with proceeds from the convertible senior notes offering and to reflect the issuance of 258,971 shares of our restricted common stock sold on December 22, 2004 to certain PharmaNet executives in connection with the PharmaNet acquisition.

(12)	To reflect the reduction of interest expense and the reduction of the amortization of deferred loan costs related to the prior PharmaNet debt, which was repaid upon the acquisition.

(13)	To reflect the repayment by PharmaNet prior to the acquisition of approximately $9 million of PharmaNet’s bank debt.

Business

GENERAL

We are a leading global drug development services company, providing a broad range of both early and late stage clinical drug development services to branded pharmaceutical, biotechnology, generic drug and medical device companies around the world. We have conducted clinical trials for many leading drugs, and our clients include many of the largest pharmaceutical, biotechnology and generic drug companies in the world.

In early clinical development services, we specialize primarily in the areas of Phase I and early Phase II clinical trials and bioanalytical laboratory services. We operate four Phase I and early Phase II clinical trial facilities located in Miami and Ft. Myers, Florida and in Quebec City and Montreal in Canada. These facilities together account for over 1,000 beds. We believe that our 600-bed, 160,000-square foot Miami facility is the largest Phase I and early Phase II clinical trials facility in North America. We believe the size and scope of this facility provides a significant advantage in competing for large early clinical trials. Further, this facility allows us the flexibility to conduct numerous clinical trials concurrently. Our Miami facility, which also serves as our corporate headquarters, includes a state-of-the-art clinical laboratory. Our Ft. Myers facility has 120 beds. Additionally, we expect to open an approximately 120-bed facility in Tampa, Florida during 2005. We primarily conduct Phase I and early Phase II clinical trials for the branded pharmaceutical and biotechnology industries in our United States facilities. Our Canadian facilities, which include over 280 beds and related bioanalytical and clinical laboratories in Montreal and Quebec City, primarily service the generic drug industry. We provide bioanalytical services, including early clinical pharmacology, through our five bioanalytical laboratories located in Philadelphia, Pennsylvania; Princeton, New Jersey; Quebec City and Toronto, Canada; and Barcelona, Spain.

We have developed and currently maintain extensive databases of available individuals who have indicated an interest in participating in future early clinical trials. We believe the effectiveness of our proprietary databases in facilitating clinical trial recruitment provides a key competitive advantage by enabling us to reduce the costs and delays associated with advertising and other recruitment methods typically used in our industry. We believe our strength in rapidly recruiting clinical trial participants and our ability to conduct large, high-quality clinical trials can enable our clients to reduce their drug development lead times by generating the data they require with a single group of clinical trial subjects. We believe these capabilities make us a desirable drug development services partner. We further differentiate ourselves from our competitors based on our ability to recruit specialized populations for difficult-to-recruit early clinical trials. We have expertise and experience in recruiting for and conducting trials involving a variety of areas including cardiovascular, dermatology, diabetes, geriatrics, hepatic disease, HIV positive, neurology, ophthalmology, pediatrics, post-menopausal conditions, pulmonology, and renal disease.

Through our PharmaNet subsidiary, which we acquired in December 2004, we offer late stage clinical development services. This acquisition provides us with a more diverse revenue base from both early and late stage clinical development services. We now provide late stage Phase II through IV clinical development and related services through a network of 21 offices, with professionals in 24 countries on five continents (North America, Europe, South America, Asia and Australia). Our global platform facilitates optimal site selection, timely patient recruitment and the efficient conduct of complex worldwide clinical trials. We believe that we now have strong late stage development expertise in virtually every therapeutic area with specific focus on major therapeutic areas such as oncology, neurosciences, cardiovascular and infectious diseases. We also offer a full line of proprietary software products specifically designed for clinical development activities. Our web-based products, which we believe comply with FDA and international guidelines and regulations governing the conduct of clinical trials, facilitate the collection, management and reporting of clinical trial information.

Business

We believe the greatest opportunity to leverage our core clinical trials and bioanalytical laboratory services businesses exists in offering our clients a broad range of complementary services, including data management and biostatistics, clinical laboratory services, medical and scientific affairs, regulatory affairs and submissions and clinical IT solutions. We believe that these added capabilities can provide our clients with a comprehensive service offering to expedite the drug development process. We also believe this can provide us with significant cross-selling opportunities, including the potential to leverage our late stage clinical trials business to increase utilization of our central laboratory services capability at our clinical laboratories in Miami, Florida and in Montreal, Canada.

We have been providing drug development services since 1984. Commencing with our first acquisition in March 2000, we have grown rapidly through strategic acquisitions of related businesses, which have broadened our range of services, as well as through internal growth. Our key acquisitions to date include PharmaNet, Inc. and Anapharm Inc. Through our December 2004 acquisition of PharmaNet, for which we paid approximately $245.0 million in cash, we substantially expanded our late stage clinical development service offering to become a well-balanced global provider of both early and late stage clinical development services. Anapharm, which we acquired in March 2002 for $26.7 million in cash and 167,375 shares of common stock, is a provider of Phase I and early Phase II clinical trials and bioanalytical laboratory services primarily to generic drug companies. This acquisition established our presence in the generic drug industry.

The following chart summarizes our growth through acquisitions:

Date of Transaction	Name	Current Business	Location

December 2004	PharmaNet, Inc.	Phase II— IV Clinical Trials	Six United States offices
Ten European offices
Buenos Aires, Argentina
Sydney, Australia
Bangalore, India

July 2004	Taylor Technology, Inc.	Bioanalytical Laboratory	Princeton, New Jersey

October 2003	SFBC Anapharm Europe	Bioanalytical Laboratory (49% interest in joint venture)	Barcelona, Spain

August 2003	Clinical Pharmacology Associates	Phase I Clinical Trials	Miami, Florida

July 2003	Danapharm Clinical Research Inc. (remaining 51% interest not previously owned by Anapharm)	Phase III— IV Clinical Trials Management	London, Ontario, Canada

March 2003	Synfine Research Inc.	Chemical Synthesis	Toronto, Canada

September 2002	New Drug Services, Inc.	Data Management, Biostatistical and Regulatory	Kennett Square, Pennsylvania

March 2002	Anapharm Inc.	Phase I Clinical Trials (122 beds) and Bioanalytical Laboratory	Quebec City, Canada
		Phase I Clinical Trials (160 beds) and Clinical Laboratory Services	Montreal, Canada
		Bioanalytical Laboratory (opened in January 2005)	Toronto, Canada

August 2001	KeyStone Laboratories	Bioanalytical Laboratory	Philadelphia, Pennsylvania

February 2001	Lee Coast Research, Inc.	Phase I— IV Clinical Trials (120 beds)	Ft. Myers, Florida

March 2000	Pharmaceutical Development Associates, Inc.	Phase II— IV Clinical Trials Management	Charlotte, North Carolina

1984 (formation)	SFBC International, Inc.	Phase I Clinical Trials (600 beds) and Clinical Laboratory Services	Miami, Florida

Business

INDUSTRY OVERVIEW

Worldwide pharmaceutical drug sales were approximately $462 billion in 2003, according to Datamonitor, a provider of business information to the pharmaceutical and healthcare industries. Datamonitor projects that pharmaceutical drug sales will increase to approximately $648 billion in 2008. Pharmaceutical and biotechnology companies invested approximately $52 billion in research and development activities in 2003, according to Kalorama Information, a life sciences market research firm, and Kalorama expects this amount to grow to approximately $77 billion in 2008. The Boston Consulting Group, an international consulting firm, estimates that the average cost of developing a drug is approximately $880 million and the development on average takes almost 15 years.

The drug development services industry constitutes a significant and growing portion of all pharmaceutical and biotechnology drug development activity. By outsourcing drug development activities, pharmaceutical, biotechnology and generic drug companies can reduce their fixed costs and investment in infrastructure and focus their resources on sales and marketing, drug discovery and other areas in which they can best differentiate themselves. In 2003 approximately $14 billion, or approximately 26% of total research and development expenditures, was outsourced to the drug development services industry, according to Kalorama, and Kalorama expects this amount to double to approximately $28 billion, or approximately 36% of total research and development expenditures, in 2008.

The product development process

Branded drugs

The branded drug research and development process primarily consists of two stages: pre-clinical and clinical. The pre-clinical stage consists of screening and analysis of chemical compounds to identify the most promising leads for continued drug development prior to human clinical trials. We generally do not perform any pre-clinical services. The clinical stage includes studies with healthy participants, as well as those with targeted diseases, impairments or conditions.

Prior to commencing human clinical trials in the United States, a pharmaceutical or biotechnology company must file with the FDA an Investigational New Drug, or IND, application, which includes manufacturing data, pre-clinical data, information about any use of the drug in humans for other purposes and a detailed plan for the proposed clinical trials. The effective design of these trials, referred to as study protocols, is essential to the success of the drug development effort. The study protocol must be designed to assess the effectiveness and safety of new drugs and to generate the data that the FDA will require in connection with the approval of the drug. If the FDA does not comment after an IND application is filed, human clinical trials may begin within 30 days. In other countries in which we operate, pharmaceutical and biotechnology companies must follow similar regulatory procedures with the respective equivalent governmental authorities.

The human clinical trials stage is the most time-consuming and expensive part of the drug research and development process. Trials in humans usually start on a small scale to assess safety and then expand to larger trials to test both safety and efficacy. Trials generally are grouped into four stages known as Phase I, Phase II, Phase III and Phase IV:

_	Phase I trials involve testing a drug on a limited number of participants, typically 20 to 80 persons, to determine the drug’s basic safety data, including tolerability, absorption, metabolism and excretion. This phase, which lasts an average of six months to one year, is comprised of numerous clinical trials of short duration.

_	Phase II trials involve testing a small number of participants, typically 100 to 200 persons who qualify for inclusion in a clinical trial based upon meeting the applicable trial protocol’s criteria and having a particular condition, to determine the drug’s safety profile and effectiveness and how different doses work. This phase, which lasts an average of one to two years, is comprised of several longer duration clinical trials.

_	Phase III trials involve testing large numbers of participants, typically several hundred, to verify drug efficacy and safety on a large scale. These trials involve numerous sites.

Business

_	Multiple trials are often conducted within each of Phase I through Phase III. After successfully completing all three clinical phases, a company submits a new drug application, or NDA, to the FDA requesting that the drug be approved for marketing. The NDA is a comprehensive filing that includes, among other things, the results of all pre-clinical and clinical studies. In other countries in which we operate, a similar filing procedure is required with the respective equivalent governmental authorities.

_	Phase IV clinical trials, which are conducted after drug approval, may also be required by the FDA or equivalent foreign regulatory authority. These additional trials are required in order to monitor long-term risks and benefits, to study different dosage levels or to evaluate different safety and efficacy parameters.

Generic drugs

Generic drugs are the chemical and therapeutic equivalents of branded innovator drugs, and are usually marketed after patent expiration of the relevant branded drug. Regulatory approval is normally required before a generic equivalent can be marketed. Approval is sought for generic drugs through the submission to the FDA of an abbreviated new drug application, or ANDA. An ANDA may be submitted for a drug on the basis that it is the equivalent of a previously approved drug. In other countries in which we operate, pharmaceutical and biotechnology companies must follow similar regulatory procedures with the respective equivalent governmental authorities.

Generic drugs must meet the same quality standards as branded drugs. However, a new drug application, or NDA (the form of submission required for approval of a new innovator drug), requires that complete clinical studies be conducted. An ANDA for a generic drug generally only requires the submission of data from bioequivalence studies, which compare the rate and extent of absorption and levels of concentration in the blood stream of the generic drug product with that of the previously approved innovator drug. Proving bioequivalency generally requires demonstrating that the rate and extent of absorption of the generic formulation falls within an acceptable range, typically 80%—125%, of the results achieved by the branded drug.

Bioequivalency studies are normally conducted in two stages. The first stage involves conducting pilot trials with a limited number of human subjects to justify advancing a generic formulation to more costly pivotal trials. Commonly these pilot studies are conducted simultaneously on several different formulations of the same drug, to determine the formulation most closely bioequivalent to the branded drug and most likely to achieve a successful result in pivotal studies and upon ANDA submission. The second stage, pivotal bioequivalency trials, are studies conducted on a substantially larger group of subjects, in order to produce data that meets the degree of statistical significance anticipated to be required by the FDA.

The timing of final approval of an ANDA depends on several factors, including whether any listed patents for the innovator drug are being challenged and whether the branded drug manufacturer is entitled to any statutory exclusivity periods, during which the regulatory authorities may be prohibited from accepting applications for, or approving, generic equivalents. In certain circumstances, a regulatory exclusivity period can extend beyond the life of a patent, and thus block an ANDA from being approved on the patent expiration date.

505(b)(2) approval

Another FDA approval route increasingly available to both generic and branded companies is a “505(b)(2) application.” That section of the Hatch-Waxman Act, informally known as the “paper NDA” route, permits an applicant to rely upon the FDA’s prior finding of safety and efficacy for a drug, or upon published literature establishing that drug’s safety and efficacy, but also requires that the applicant perform some clinical safety and efficacy studies. Such 505(b)(2) applications are generally utilized for significant variations of an approved drug, for new dosage forms of an approved drug, for substitution of one active ingredient in a combination drug product or other significant changes that would make the generic drug ANDA route unavailable. The FDA has expanded the scope of products

Business

subject to 505(b)(2) approval, and this may, in turn, expand the market for clinical tests and other related services for an NDA submission such as those offered by us.

Medical devices

Medical devices are regulated by the FDA which has established three regulatory classes for medical devices based on the degree of control believed necessary to assure the various types of devices are safe and effective. Depending on the type of device, premarket approval by the FDA may be required and in some cases data derived from clinical trials regarding the safety and effectiveness of the device must be filed. Devices in Canada and the European Union are also generally regulated on a risk assessment basis with higher risk classes requiring more complex submissions and disclosure.

Industry trends

The drug development services industry provides product development services to the branded pharmaceutical, biotechnology and generic drug industries. The drug development services industry has evolved from providing clients with limited clinical trial services in the 1970s to providing a comprehensive range of services, including discovery, pre-clinical evaluations, study protocol design, clinical trial management, data collection, bioanalytical and statistical analysis, regulatory affairs and submissions.

We believe the drug development services industry’s growth is being driven primarily by the following:

Emergence of new research technologies that are resulting in greater drug development activities

Over the past 20 years, economic incentives and technological advances have dramatically changed the drug discovery process. The primary objective of these changes has been increased efforts to find more disease targets and to discover, at a high rate, drug compounds that are therapeutically effective against these targets. As of March 2004, there were more than 7,400 drug compounds in active pre-clinical or clinical development compared to less than 5,800 as of March 1998, according to PJB Publications, an independent publisher of information for the pharmaceutical and biotechnology industries. Branded pharmaceutical, biotechnology and generic drug companies may increasingly find that they do not have sufficient internal development resources or know-how to cope with the increased number and diversity of new drug candidates, especially as they enter the clinical trial process. We believe the increase of drug compounds in clinical development will increase demand for drug development services companies.

Over the past five years there has been a large increase in the number of drugs in pre-clinical and early stage clinical development. According to PJB Publications, there were 4,087 compounds in pre-clinical testing in March 2004 compared to 3,030 in March 1998. Additionally, PJB Publications estimates that as of March 2004, 778 drugs were in Phase I clinical testing as compared to 521 in March 1998, and 1,257 drugs were in Phase II clinical testing in March 2004 as compared to 771 in March 1998. New research and development technologies combined with genomic and proteomic capabilities are also facilitating the testing of new compounds for multiple indications and in combination with existing treatments. According to the FDA, the number of active commercial INDs has increased from 3,594 in 1998 to 4,544 in 2003, representing an increase of over 26%. We believe that this increase in drug discovery and early clinical development will drive significant growth in late stage clinical development as product candidates advance from the earlier to later stages of the drug development process.

Escalating research and development expenditures by pharmaceutical companies

Increases in global research and development expenditures by the major pharmaceutical companies have broadly tracked the increase in pharmaceutical revenues over the past 10 years. According to Kalorama, the outsourcing of clinical trials for pharmaceutical and biotechnology products is growing at a faster rate than the growth in global research and development expenditures, and is expected to increase from approximately 26% of total research and development expenditures in 2003 to approximately 36% in 2008. We believe key drivers of this increasing penetration of outsourcing of clinical development services include the fixed cost nature of clinical trial capacity and the increasing need for the specialized expertise that the clinical research organization industry offers.

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Changes in the regulatory environment

We believe that the FDA is becoming more demanding with respect to the data required to support new drug approvals and is seeking more evidence regarding the safety and efficacy of new drugs. The changing population demographics associated with a larger aging group is further exacerbating this trend due to safety concerns regarding the interaction of multiple medications. As a result, the complexity of clinical trials and the number of participants required for clinical trials are increasing, which we believe is resulting in an increase in the demand for the services provided by drug development services companies, with a particular increase in Phase I and Phase IV safety trials. Additionally, draft guidance circulated by the FDA beginning in 2002 recommends QT/ QTc interval prolongation cardiac safety studies of drugs early in clinical development. Such QT/ QTc studies are typically large studies requiring significant numbers of participants, and are thus greatly facilitated by the utilization of large clinical trial facilities. It is uncertain what, if any, impact the recent safety issues surrounding Vioxx and Celebrex may have.

In addition, historically there have been differences in regulatory requirements between certain European countries, particularly the United Kingdom and Germany, and North American countries. This has driven significant Phase I clinical trials business to Europe, that would likely otherwise have been conducted in the United States or Canada. Until recently, Phase I human testing in these European countries typically commenced immediately after initial regulatory submission, whereas in the United States and Canada a 30-day waiting period was required after submission of an IND to allow for regulatory review and comment. In May 2002, the European Union initiated the Euro Clinical Trial directive, which has effectively resulted in a harmonization of the time period between IND filing and starting human testing between Europe and North America. We believe this has resulted in a more competitive North American market for Phase I studies and a resulting shift of certain studies from Europe to North America.

Growth of the biotechnology industry

The biotechnology industry and the number of drugs it produces have grown substantially over the past decade. Biotechnology companies generate significant numbers of new drug candidates that require clinical development and regulatory approval. According to the Biotechnology Industry Organization, an industry trade group, there were 37 approvals of new biotechnology drugs, vaccines or new indications in 2003 compared with seven in 1993. The biotechnology industry is expected to increase its expenditures on drug development in the coming years. Biotechnology companies often do not have the staff, operating procedures, infrastructure, experience or expertise in-house to conduct their own clinical trials. In addition, while biotechnology companies have historically sought to defray the cost of clinical development by licensing their products to pharmaceutical companies, we believe they are now increasingly seeking to license out their technology at a later stage of clinical development.

Growth of the generic drug industry

A significant number of branded pharmaceuticals are expected to lose patent protection over the next five years, which is expected to increase demand for bioanalytical laboratory services by generic pharmaceutical companies. Bioanalytical laboratory services are necessary to determine that a generic drug is equivalent to the branded drug. We believe that drug development services companies that are selected to provide bioanalytical laboratory services relating to a generic drug are usually also selected to handle the Phase I clinical trials work, if any, related to the generic drug approval process. Furthermore, an increasingly favorable regulatory environment pertaining to generic drug development and marketing has resulted in dramatic growth in the generic drug industry, and more government and private organizations are requiring generic drug use due to lower costs than branded pharmaceuticals. Most recently in the United States, the FDA increased its funding for generic drug activities in fiscal year 2004 in order to increase its staff and reduce the time required to process generic drug applications.

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Increasingly global scope of clinical trials

We believe that an increasing number of pharmaceutical and biotechnology companies are pursuing drug approvals in multiple countries simultaneously, rather than sequentially as in the past, to maximize speed to market and to achieve higher potential returns on their research and development expenditures. The globalization of clinical trials provides access to larger patient populations, supports global registration and marketing efforts and lowers costs while still producing high quality data accepted by the FDA and other regulatory agencies. We believe that the increasing complexity in clinical research, regulatory oversight, and the level of specialization has translated into increased demand by pharmaceutical and biotechnology companies for clinical research organizations to conduct their complex trials on a global basis, including parts of the world outside the United States and Western Europe.

According to Accenture, a global management consulting company, drug development research in Central and Western Europe, Latin America and Asia will increase from 10% of global drug development research in 1998 to nearly 25% in 2008.

Difficulties in recruiting trial participants, especially special populations

One of the largest expenses and greatest sources of delays in developing new drugs is the process of recruiting appropriate clinical trial participants. According to CenterWatch, a publication focused on clinical trials, approximately 86% of all clinical trials are delayed by problems associated with recruiting participants and about 5% face delays of more than six months. An increase in the number of drugs being tested by pharmaceutical and biotechnology companies and an increase in regulatory testing requirements have exacerbated this trend. Drug development services companies that can more effectively and efficiently handle the clinical trial participant recruitment process are thus likely to be significant beneficiaries of this trend.

We believe that branded pharmaceutical, biotechnology, generic drug and medical device companies increasingly are selecting drug development services partners based on their experience in recruiting for and conducting clinical trials within particular therapeutic areas and with special populations of trial participants. Recruiting difficulties often extend the time necessary to conduct a study and may cause clinical trials to be conducted in multiple smaller groups of participants at multiple locations, which can increase costs. We believe that we now have strong development expertise in virtually every therapeutic area, with specific focus on major therapeutic areas such as oncology, neurosciences, cardiovascular and infectious diseases.

OUR COMPETITIVE STRENGTHS

We believe that we offer clients the following valuable strengths that help us capitalize on the trends affecting the drug development services industry and its clients:

Our ability to provide a comprehensive range of clinical development and complementary services

We are a leading provider of both early and late stage clinical development services. In early clinical development services, we specialize primarily in Phase I and early Phase II clinical trials and bioanalytical laboratory services, including early clinical pharmacology. We provide bioanalytical studies for major pharmaceutical and biotechnology companies as well as generic drug companies. Through PharmaNet, we provide global late stage clinical development services focused on Phase II through IV clinical trials. We also offer our clients a comprehensive package of complementary services, which may include data management and biostatistics, clinical laboratory services, medical and scientific affairs, regulatory affairs and submissions and clinical IT solutions. We offer our clients integrated drug development services in project design, study design, investigator recruitment, investigative site selection, qualified study participant recruitment, study monitoring, auditing and quality assurance. We provide Phase I through Phase IV clinical development services focused on oncology, central nervous system, cardiovascular, respiratory, renal/urinary, gastro-intestinal, infectious disease, dermatology, endocrinology, musculoskeletal, ophthalmology, and women’s health.

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Our ability to recruit

We have the ability to recruit clinical trial participants from special populations and to conduct large clinical trials, which we believe creates value for our clients by saving time and costs and by more quickly generating data for the drug approval process. We currently have 32 offices or facilities and provide services through 24 countries on five continents, a global platform which we believe enables optimal site selection and timely patient recruitment. We also believe that our global presence positions us well to capitalize on the increasing demand from our clients to recruit patients in order to conduct complex worldwide clinical trials, which are becoming increasingly important for pharmaceutical and biotechnology companies. Our largest individual clinical trials facility is located in Miami, Florida, at the center of an area with a diverse population of more than five million residents, which we believe facilitates our recruiting efforts in early stage drug development.

For early stage clinical trials, we have implemented and grown a proprietary database of potential participants who have expressed a desire to participate in our trials. A majority of our clinical trial participants for our primary Miami site are recruited from our database. We believe that our database gives us an advantage over our competitors in that it enables us to reduce the costs and delays associated with advertising and other recruitment methods typically used in our industry.

In Canada, the corridor linking Quebec City-Trois Rivieres-Montreal has close to five million inhabitants, representing what we believe is an excellent source of subjects for studies. In its nine years of operation, Anapharm, our largest Canadian subsidiary, has developed a proprietary database of potential subjects similar to that of our Miami operation, including young male and female volunteers, post-menopausal women, elderly subjects, and special populations.

We strive to provide a positive experience for our clinical trial participants. We believe that our reputation in the local communities where we operate is critical to the continued successful recruitment of clinical trial participants. Our business philosophy is to treat our clinical trial participants like our clients. In keeping with this belief, we have designed each of our Miami, Ft. Myers, Montreal and Quebec City facilities with numerous amenities for our clinical trial participants, who usually spend several days or weeks with us in the course of a clinical trial.

Through PharmaNet, we provide Phase II through Phase IV clinical development and related services at a network of 19 offices, with professionals in 24 countries on five continents (North America, Europe, South America, Asia and Australia). We believe that this global platform enables timely patient recruitment and gives us access to patient populations that are difficult to find in the United States, including treatment-naïve patients. The physicians with whom we have relationships for the purpose of recruiting patients for our clinical trials have access to patients worldwide, providing us with significant capabilities in recruiting special patient populations.

The scope of our clinical trials facilities

We believe our principal Miami, Florida Phase I and early Phase II facility is the largest clinical trials site in North America. The facility contains 600 beds and presently is being expanded by approximately 150 beds. The facility currently contains five clinical units, which we can segment further in order to conduct numerous trials concurrently. We have designed our facility to enable us to conduct a number of clinical trials efficiently at the same time while maintaining appropriate controls. We believe that the size and design of our facility combined with our ability to recruit gives us an important competitive advantage in that we can attract business from clients who prefer to outsource clinical trials involving a large number of participants to a single company at one location. In addition, we believe the size of our facilities should enable us to take advantage of our clients’ increasing desire to enter into strategic relationships involving reserved capacity to fulfill their Phase I testing needs.

We believe that the high fixed cost, low variable cost nature of the Phase I and early Phase II business gives us a significant opportunity to take advantage of our principal Phase I and early Phase II operation in Miami. Our Miami operation’s fixed costs include our facility, our dedicated staff of on-site physician investigators and clinical personnel, our administrative staff and our senior management team. As utilization of our Miami facility increases, we believe we can support higher

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volumes of business without the need to hire a considerable number of additional personnel or incur significant expenses beyond our current levels.

In 2003, we opened a new 120-bed clinical trial facility at Ft. Myers, Florida. This facility, with four configurable units that can be joined or operated separately, enhances our capability to serve additional specialty sectors, such as the branded generic drug development market. We plan to open an approximately 120-bed facility in Tampa, Florida during 2005.

Our Quebec City, Canada location has 122 beds with four independent units and our Montreal, Canada site has four independent units totaling 160 beds. The independent units give us the flexibility to conduct different studies at the same time and enhance our capability to serve additional specialty sectors, such as the branded generic drug development market.

We also have quality assurance units in the United States, Europe and Canada that operate independently to help ensure the overall quality of the work performed.

Our experience

We have been providing branded pharmaceutical, biotechnology, generic drug and medical device companies with drug development services for over 20 years. Our executive officers have extensive experience in the clinical trials industry and have been involved in extremely large and complex studies across a broad range of areas. Our late stage clinical development group has several former senior-level FDA officials offering years of first-hand agency perspective to both pre- and post-market development processes for drugs, biologics and devices. Furthermore, our safety and pharmacovigilance group has a team of safety professionals with extensive experience in drug safety, pharmacovigilance and pharmacoepidemiology and an understanding of the changing global regulatory environment. We also have significant experience in providing drug development services in therapeutic areas, such as oncology, central nervous system, cardiovascular, respiratory, renal/urinary, gastro-intestinal, infectious disease, dermatology, endocrinology, musculoskeletal, ophthalmology, and women’s health.

OUR STRATEGY

We believe that increasing demand for outsourced drug development services will provide us with opportunities to continue to grow our business. Our strategy is to build upon our clinical development expertise and to further our reputation as a provider of a broad range of high-quality drug development services to our clients in the branded pharmaceutical, biotechnology, generic drug and medical device industries. We intend to capitalize on the opportunities in our industry and achieve our strategy primarily by:

Leveraging complementary SFBC and PharmaNet services and client relationships

We believe that significant opportunities exist to cross-sell between our historical client base and that of our recently acquired subsidiary, PharmaNet, due to limited client overlap. Our clients are branded pharmaceutical, biotechnology and generic drug companies that outsource a portion of their drug development activities in order to focus their efforts in sales, marketing and other drug discovery activities. We often generate business from multiple, and often independent, groups within our client companies. In addition to pursuing new client relationships, our sales and marketing teams focus on gaining new business and developing new relationships with new groups at existing clients.

Leveraging our global platform to provide a complete range of drug development services worldwide

Through our acquisition of PharmaNet, we expanded our presence in Europe and established a geographic presence in South America, Asia and Australia. We believe that the resulting global platform, including infrastructure, client and regulatory relationships, and local drug development expertise, will greatly facilitate further expansion of our early clinical development and bioanalytical operations into Europe. While we currently operate in 24 countries on five continents, the increasingly global drug development needs of our clients makes it beneficial to continue to expand our presence in these locations and to move into new countries and new locations in order to remain competitive in the future.

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Expanding our bioanalytical laboratory business

To leverage the market opportunity for bioanalytical laboratory services, we have acquired or established five bioanalytical laboratories since August 2001, which have allowed us to generate additional revenue and profits by cross-selling these services to our clients.

Our bioanalytical laboratory business serves a broad spectrum of our clients’ needs. We develop bioanalytical methods and provide bioanalytical studies for major pharmaceutical companies as well as generic drug companies. We believe that by providing bioanalytical laboratory services, we can help our clients reduce administrative costs, coordination efforts, and clinical trial completion times and also improve the level of control that our clients can exercise over the entire clinical trials process.

We believe that our ability to provide bioanalytical laboratory services, in addition to our other services, enables us to compete more successfully for new business. We intend to devote more sales and marketing resources to encourage existing clients to use our bioanalytical laboratory services and to attract new business from companies that prefer to award all of their drug development service needs to one company.

Augmenting our current range of services through strategic acquisitions

We have grown significantly by acquiring related businesses. We believe our 11 acquisitions since March 2000 have broadened our range of services, strengthened our management team and expanded our client base. The net proceeds from our August 2004 convertible senior notes offering and our December 2004 senior secured credit facility enabled us to consummate our largest acquisition to date, PharmaNet, through which we substantially expanded our late stage clinical development service capabilities. Our industry is highly fragmented and includes a large number of small competitors that have expertise in different business areas. As part of our growth strategy, we continue to monitor acquisition opportunities and intend to make acquisitions which enhance our array of services or otherwise strengthen our ability to provide exceptional services to our clients. We try to target businesses that, in addition to fitting well with our current business, would be accretive to our earnings and that have experienced management willing to stay with the business after the acquisition. We generally seek to negotiate acquisition consideration structures that will help us to retain and motivate an acquired business’ existing management.

Increasing utilization of our central laboratory services capability

We intend to leverage our central laboratory capability to compete for central laboratory business related to late stage clinical trials conducted by our PharmaNet subsidiary. We believe that our central laboratory capabilities are substantially underutilized. Prior to our acquisition of PharmaNet, PharmaNet and its clients utilized the services of third parties’ central laboratories. We believe that we have the capabilities to pursue this business in the future.

OUR SERVICES

We believe our drug development services assist our clients in managing their research and development programs efficiently and cost effectively through the drug development process. We offer our clients a broad range of drug development services, including the following:

Early stage clinical development services

We provide early-stage drug development services specializing in Phase I and early Phase II trials. Our services include developing study design, recruiting and screening study participants, conducting Phase I and early Phase II clinical trials, and collecting and reporting to our clients the clinical data collected during the course of our clinical trials. We conduct Phase I and early Phase II clinical trials at our facilities located in Miami and Ft. Myers, Florida and Quebec City and Montreal, Canada.

We may assist our clients in preparing the study protocol, designing case report forms and conducting any necessary clinical trial audit functions. Additionally, we collect data throughout a clinical trial and enter it onto case report forms according to GCP guidelines in order to meet our clients’ needs and the FDA or other regulatory requirements identified in the study protocol. Our data management services

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also provide our clients with statistical analysis, medical report writing and assistance with regulatory submissions.

Laboratory services

We provide bioanalytical laboratory services primarily in support of Phase I and early Phase II clinical trials at our facilities located in Quebec City and Toronto, Canada; Princeton, New Jersey; Philadelphia, Pennsylvania; and Barcelona, Spain. Our bioanalytical laboratories have or develop the scientific methods, or assays, necessary to analyze clinical trial samples. We believe our expertise in developing bioanalytical assays is a significant competitive advantage in winning bioanalytic business from branded pharmaceutical companies. Our bioanalytical laboratories provide bioanalytical support for preclinical studies, drug discoveries, Phase I and early Phase II studies, bioequivalence studies, bioavailability studies and drug metabolism studies. During the clinical trial process, we conduct laboratory analysis on various biological specimens to determine the quantity of a drug present in each specimen. We format and present the data resulting from this process to our clients for their use and interpretation.

Through our Miami clinical laboratory, we have the capability to provide central laboratory services both in connection with drug development services provided by us and by third parties who are independently pursuing studies. These services provide consistency of analysis in connection with multiple site studies. We believe we can leverage our late stage clinical trials business to increase utilization of our central laboratory services capability.

Late-stage clinical development services

Through PharmaNet, we provide late stage clinical development services for studies ranging from Phase II through Phase IV trials, including clinical operations, data management and biostatistics, regulatory, medical and scientific affairs, and consulting. We provide a full array of services in support of these trials, including strategic planning, protocol/ CRF design, project management, site selection, monitoring and management, software systems development and support, quality control/assurance, global safety and pharmacovigilance, and Phase IV development services. Our late-stage clinical development services cover all therapeutic areas including oncology, central nervous system, cardiovascular, respiratory, renal/urinary, gastro-intestinal, infectious disease, dermatology, endocrinology, musculoskeletal, ophthalmology and women’s health.

Data management and biostatistics

We operate seven data management centers, consisting of five centers in North America, one in Europe and one in India. Of these, three of the North American centers, the European center and the Indian center, feed into a central integrated repository in the United States. We offer a globally integrated database management system that can operate multiple software applications from a variety of vendors, thereby providing flexibility for our clients in conducting large-scale clinical trials in multiple international markets. We also offer biostatistical and programming services, employing state-of-the-art software technologies and innovative strategies to accelerate data processing and production of computer output.

CLIENTS AND MARKETING

Our clients include most of the largest branded pharmaceutical, biotechnology, generic drug and medical device companies in the world. We believe we have developed a strong reputation for client service and have cultivated relationships with key decision makers within our clients’ organizations. We focus on meeting our clients’ expectations and we believe that this has been a leading factor in generating repeat business from our clients. Our branded pharmaceutical, biotechnology, generic drug and medical device company clients often represent multiple sources of business for us since there are often a number of therapeutic specialty or other groups that contract separately for services within one client company. For the nine months ended September 30, 2004, pro forma for our acquisition of PharmaNet, assuming the acquisition had been consummated on January 1, 2004, approximately 64% of our revenue not including reimbursed out of pocket expenses from clients was attributed to our operations based in the United States, approximately 23% from operations in Canada, approximately

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12% from operations in Europe, and approximately 1% from operations in the rest of the world. We also perform clinical trials services for some of our competitors. This typically occurs when a competitor has difficulty in recruiting special populations. The mix of our clients and revenue generated from individual clients varies from period to period. In 2001, one client represented approximately 17% of our revenue. In 2002, 2003 and the nine months ended September 30, 2004, no client accounted for 10% or more of our revenue. For the year ended December 31, 2003 and the nine months ended September 30, 2004, no client represented more than 8% of our pro forma revenue not including reimbursed out of pocket expenses.

We employ an experienced team of sales and marketing professionals who market our services to branded pharmaceutical, biotechnology, generic drug and medical device companies, primarily to North American, European and Japanese companies. Additionally, some members of our senior management play a very active role in managing our relationships with existing clients and in helping to generate business from new clients.

OUR COMPETITORS

The drug development services industry is highly fragmented and is comprised of a number of large, full-service drug development services companies as well as many small companies and limited service providers. On a pro forma basis giving effect to our acquisition of PharmaNet, we believe we are now one of the ten largest drug development services companies ranked by contract research revenues for 2004. Our major competitors in this industry include the research departments of pharmaceutical and biotechnology companies, drug development services companies, including Quintiles Transnational Corp., Covance Inc., Pharmaceutical Product Development, Inc., MDS Pharma Services, a division of MDS Inc., PRA International, PAREXEL International Corporation and ICON plc, and the research departments of universities and teaching hospitals. We also compete with numerous large and small drug development companies and consulting firms.

Generally, drug development services companies principally compete on the basis of following factors:

_	the ability to recruit doctors and special population participants for clinical trials;

_	medical and scientific expertise in specific therapeutic areas;

_	the ability to organize and manage large-scale trials;

_	the quality of their services;

_	the range of services they provide;

_	financial stability; and

_	the cost of services they provide.

The general trend toward consolidation in the pharmaceutical industry has resulted in increased competition for clients. Consolidation within the pharmaceutical and biotechnology industries as well as the trend by the pharmaceutical and biotechnology industries to limit outsourcing to fewer rather than more drug development services companies has also heightened competition for contracts in our industry.

We compete in the Phase I through Phase IV portion of the business on the basis of our reputation for high quality, our attention to client service and our broad range of therapeutic expertise. We compete in the Phase I and early Phase II portion of the business on the basis of our ability to recruit special populations and conduct large trials at one location. We believe our global presence and integrated worldwide data management systems make us competitive in the Phase II through Phase IV portion of the business.

Our bioanalytical laboratories compete primarily through the development of, or capacity to develop, validated methodologies, also known as assays. We believe the capacity to develop these methodologies and in some cases their pre-demand availability represent the best tools to sell these services to pharmaceutical companies, especially generic drug companies conducting bioequivalence studies. In

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order to better attract generic business, these methodologies are often developed in a proactive way even before our generic clients need it. Our major competitors in this area include MDS Pharma Services and Pharmaceutical Product Development, Inc.

INDEMNIFICATION AND INSURANCE

In conjunction with our product development services, we employ or contract with physicians to serve as investigators in conducting clinical trials to test new drugs on human volunteers. Such testing creates the risk of liability for personal injury to or death of volunteers, particularly to volunteers with life-threatening illnesses, resulting from adverse reactions to the drugs administered. It is possible that we could be held liable for claims and expenses arising from any professional malpractice of the investigators with whom we contract or employ, or in the event of personal injury to or death of persons participating in clinical trials. In addition, as a result of our operation of clinical trial facilities, we could be liable for the general risks associated with clinical trials including, but not limited to, adverse events resulting from the administration of drugs to clinical trial participants or the professional malpractice of medical care providers. We also could be held liable for errors or omissions in connection with the services we perform through each of our service groups. For example, we could be held liable for errors or omissions or breach of contract if one of our laboratories inaccurately reports or fails to report laboratory results. Further, PharmaNet has in the past acted and intends in the future to act as a “sponsor” on behalf of certain public company clients in connection with certain clinical trials in Australia. Under Australian law, the “sponsor” of a clinical trial must maintain an office in Australia and PharmaNet meets this requirement. PharmaNet’s agreement to act in this capacity exposes it to additional liability as a “sponsor” in the event of any adverse incidents.

We have sought to reduce our risks by one or more of the following:

_	indemnification provisions and provisions seeking to limit or exclude liability contained in our contracts with clients and investigators;

_	insurance maintained by clients and investigators and by us; and

_	complying with various regulatory requirements, including the use of institutional review boards and the procurement of each participant’s informed consent to participate in the study.

The contractual indemnifications we have generally do not fully protect us against certain of our own actions, such as negligence. Contractual arrangements are subject to negotiation with clients, and the terms and scope of any indemnification, limitation of liability or exclusion of liability may vary from client to client and from trial to trial. Additionally, financial performance of these indemnities is not secured. Therefore, we bear the risk that any indemnifying party against which we have claims may not have the financial ability to fulfill its indemnification obligations to us. Additionally, while we maintain professional liability insurance that covers the locations in which we currently do business and that covers drug safety issues as well as data processing and other errors and omissions, it is possible that we could become subject to claims not covered by insurance or that exceed our coverage limits. We could be materially and adversely affected if we were required to pay damages or bear the costs of defending any claim that is outside the scope of or in excess of a contractual indemnification provision, beyond the level of insurance coverage or not covered by insurance, or in the event that an indemnifying party does not fulfill its indemnification obligations.

GOVERNMENT REGULATION

All phases of a clinical trial are governed by the FDA and state regulations as well as other regulatory agencies including the TPD in Canada and the European Medicine Evaluation Agency. We also follow the International Conference of Harmonization, or ICH, guidelines which affect global drug development. Our clients are responsible for selecting qualified drug development services companies, providing those companies with study protocols, monitoring the clinical trials, reporting any changes or modification of the clinical trials to the FDA or other regulatory agency, and reporting any serious and unexpected adverse reactions to the drug to the appropriate regulatory agency. In the course of

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providing our drug development services, we must comply with a variety of related regulatory requirements.

Our services are subject to various regulatory requirements designed to ensure the quality and integrity of the clinical trials process and, in some cases, GMP regulations. The industry standard for conducting clinical research and development studies is contained in regulations established for good clinical practice. The FDA requires that the results submitted to it be based on studies conducted according to its GLP standards for laboratories and GCP standards for clinical facilities. The standards address a number of issues, including:

_	selecting qualified investigators and sites;

_	obtaining specific written commitments from investigators;

_	verifying that informed consents are obtained from participants;

_	monitoring the validity and accuracy of data;

_	verifying that we account for the drugs provided to us by our clients; and

_	instructing investigators to maintain records and reports.

Similar guidelines exist in various states and in other countries. We may be subject to regulatory action if we fail to comply with these rules. Failure to comply with these regulations can also result in the termination of ongoing research and disqualification of data collected during the clinical trials.

Additionally, because we frequently deal with biohazardous specimens and medical waste material, we are subject to licensing and regulation in the United States under federal, state and local laws relating to hazard communication and employee right-to-know regulations and the handling and disposal of medical specimens and hazardous waste and materials. Our laboratory facilities are subject to applicable laws and regulations relating to the storage and disposal of laboratory specimens. Transportation and public health regulations apply to the surface and air transportation of laboratory specimens. Our laboratories also are subject to International Air Transport Association regulations, which govern international shipments of laboratory specimens. Furthermore, when the materials are sent to another country, the transportation of such materials becomes subject to the laws, rules and regulations of such other country. Laboratories outside the United States are subject to applicable national laws governing matters such as licensing, the handling and disposal of medical specimens, hazardous waste and radioactive materials, as well as the health and safety of laboratory employees. We contract with independent licensed companies to handle our waste disposal. Our laboratories in the U.S. are also subject to the federal Clinical Laboratory Improvement Amendments, or CLIA (which is administered by the Centers for Disease Control), as well as similar state requirements. CLIA requires certification of laboratories involved with patient samples and includes requirements concerning laboratory facilities, personnel and quality systems.

In addition to its comprehensive regulation of safety in the workplace, the United States Occupational Safety and Health Administration has established extensive requirements relating to workplace safety for healthcare employers whose workers may be exposed to blood-borne pathogens such as HIV and the hepatitis B virus. These regulations, among other things, require work practice controls, protective clothing and equipment, training, medical follow-up, vaccinations and other measures designed to minimize exposure to chemicals, and transmission of blood-borne and airborne pathogens. Furthermore, certain employees receive initial and periodic training to ensure compliance with applicable hazardous materials regulations and health and safety guidelines. We are subject to similar regulation in Canada and Spain.

The United States Department of Health and Human Services has promulgated rules under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, that govern the use, handling and disclosure of personally identifiable medical information. These regulations also establish procedures for the exercise of an individual’s rights and the methods permissible for de-identification of health information. We are also subject to privacy legislation in Canada under the federal Personal

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Information and Electronic Documents Act and an Act Respecting the Protection of Personal Information in the Private Sector.

The use of controlled substances in our trials and our accounting for drug samples that contain controlled substances are subject to strict regulation in the United States under federal and state laws. We are required to have a license from the United States Drug Enforcement Administration. We also are required to comply with similar laws in Quebec and Canada. We also use special care and security procedures to safeguard and account for all controlled substances.

Clinical trials conducted outside of the United States are subject to the laws and regulations of the country where the trials are conducted. These laws and regulations may or may not be similar to the laws and regulations administered by the FDA, and other laws and regulations regarding issues such as the protection of patient safety and privacy, and the control of study pharmaceuticals, medical devices, or other study materials. Studies conducted outside the United States may also be subject to regulation by the FDA, if the studies are conducted pursuant to an IND application or an investigational device exemption. It is the responsibility of the study sponsor and/or the parties conducting the studies to ensure that all applicable legal and regulatory requirements are fulfilled.

Failure to comply with applicable law and regulations could subject us to denial of the right to conduct business, disqualification of data collected during clinical trials, liability for clean up costs, liability or the loss of revenue due to a failure to comply with our contractual obligations, the assessment of civil fines, or, in extreme cases, criminal penalties, as well as other enforcement actions.

PROPERTY

We own our facility in Miami, Florida which includes the building that houses our headquarters, as well as our facility in Toronto, Canada. We lease the remainder of our facilities under long-term written leases that generally provide for base monthly rents with annual escalation clauses based upon cost of living increases. These increases are calculated using various methods on a lease by lease basis. All of our facilities are in good condition and enable us to serve our clients efficiently. The following table lists our material properties:

				Approximate
Location	Approximate Square Footage	Type of Holding	Lease Expiration	Base Monthly Rent

Miami, FL	160,000	Owned(1)	N/A	N/A
Princeton, NJ	121,990	Leased	June 2011	$177,902
Princeton, NJ	35,000	Leased	December 2015	$76,000
Charlotte, NC	17,604	Leased	June 2010	$22,005
Kennett Square, PA	8,000	Leased	August 2006	$15,700
Philadelphia, PA	8,000	Leased	November 2004	$4,167
Ft. Myers, FL	25,818	Leased	April 2007	$28,402
Blue Bell, PA	44,708	Leased	July 2014	$75,328
Washington, DC	8,323	Leased	November 2011	$29,824
Cary, NC	19,255	Leased	November 2008	$36,103
Deerfield, IL	6,788	Leased	February 2006	$10,129
San Diego, CA	6,884	Leased	May 2005	$17,210
Quebec City, Canada	72,000	Leased	May 2006 to August 2006	CDN $100,000
Montreal, Canada	54,000	Leased	March 2008 to March 2011	CDN $98,000
Toronto, Canada	10,000	Owned	N/A	N/A
London, Ontario, Canada	7,500	Leased	June 2006	CDN $14,000
Buenos Aires, Argentina	4,736	Leased	October 2005	11,376ARS

Business

				Approximate
Location	Approximate Square Footage	Type of Holding	Lease Expiration	Base Monthly Rent

High Wycombe, U.K.	45,000	Leased	August 2012	43,452GBP
Paris, France	7,760	Leased	July 2011	33,819EUR
Frankfurt, Germany	7,792	Leased	May 2005	12,219EUR
Munich, Germany	1,245	Leased	December 2006	1,792EUR
Stockholm, Sweden	2,476	Leased	April 2005	22,584SEK
Amersfoort, Netherlands	12,959	Leased	August 2007	15,473EUR
Zumikon, Switzerland	6,468	Leased	February 2006	10,298CHF
Warsaw, Poland	2,938	Leased	November 2007	39,788PLN
Madrid, Spain	5,242	Leased	September 2006	13,886EUR
Moscow, Russia	4,466	Leased	September 2007	29,382USD
Bangalore, India	5,768	Leased	November 2007	274,615INR
Sydney, Australia	11,840	Leased	November 2008	21,473AUD

(1)	A portion of the underlying land is subject to a land lease expiring in 2045 with a base monthly rent of approximately $1,250.

EMPLOYEES

At January 31, 2005, we had approximately 1,900 full-time and 200 part-time employees. This includes 168 full-time and 23 part-time employees in Europe, 678 full-time and 104 part-time employees in Canada and 22 full-time and 5 part-time employees in Asia. Of these employees, 708 full-time and 54 part-time employees were employed by PharmaNet prior to its acquisition by us. We believe that our relations with our employees are good.

LITIGATION

On April 12, 2004, MCC Analitica, S.A., or MCC, filed a private criminal complaint in Barcelona, Spain, alleging that defendant Dr. Maria Cruz Caturla Perales, a former employee of MCC, who is now an employee and 51% owner of SFBC Anapharm Europe, S.L., or Anapharm Europe, misappropriated confidential materials and utilized those materials at Anapharm Europe. We, through SFBC Europe B.V., own a 49% interest in Anapharm Europe. Also named in the private proceedings were Drs. Gregory Holmes and Marc LeBel as legal representatives of Anapharm Europe. There are no allegations that Dr. Holmes or Dr. LeBel participated in the alleged actions or knew of them. Spanish law provides that private individuals may file a criminal complaint and an examining judge then conducts an investigation to determine whether further proceedings are warranted. We were not named as a party to the proceedings. Spanish counsel has advised us that, in such counsel’s opinion, it is unlikely that either we or our subsidiary, SFBC Europe B.V., will have liability including possible civil liability. However, there can be no assurances that either we or our subsidiary will not have any liability. In addition, while we believe that this matter will not have a material adverse effect on the business of our joint venture or our investment therein, there can be no assurances as to that effect.

From time to time we are involved in legal claims and actions and regulatory matters and other notices and demand proceedings, arising in the ordinary course of our business. While it is not possible to predict or determine the outcome of any such matters, in the opinion of our management, based on a review with legal counsel, any losses resulting would not have a material adverse impact on our financial position, results of operations or cash flows.

Management

DIRECTORS AND EXECUTIVE OFFICERS

The following is a list of our directors and executive officers. All directors serve one-year terms or until each of their successors are duly qualified and elected. The officers are elected by the board of directors.

Name	Age	Position(s)

Lisa Krinsky, M.D.	41	Chairman of the Board and President (Chief Operating Officer)
Arnold Hantman, C.P.A.	68	Chief Executive Officer, Treasurer and Director
Gregory B. Holmes, Pharm.D.	48	Executive Vice President of Clinical Operations
David Natan, C.P.A.	51	Vice President of Finance (Chief Financial Officer)
Jeffrey P. McMullen	53	Chief Executive Officer of PharmaNet
Marc LeBel, Pharm.D.	49	President of Anapharm
Jack Levine, C.P.A.	53	Director
David Lucking	49	Director
Leonard I. Weinstein, Ph.D.	59	Director

Lisa Krinsky, M.D. has served as the chairman of our board of directors and president (chief operating officer) of our company since 1999. She is the head of our United States Phase I and early Phase II operations. Dr. Krinsky founded South Florida Kinetics, Inc., our Miami subsidiary, in 1995 where she served as chairman, chief executive officer, president and chief operating officer until 1999.

Arnold Hantman, C.P.A. was a founder of and has served as our chief executive officer, treasurer and a director of our company since 1984. From 1977 to 1984, Mr. Hantman was executive vice president and a director of American Hospital Management Corporation, a hospital management company. Prior to 1977, Mr. Hantman practiced as a certified public accountant with Wiener, Stern & Hantman for over 20 years. Mr. Hantman is a life member of the American and Florida Institutes of Certified Public Accountants and a licensed attorney in the State of Florida.

Gregory B. Holmes, Pharm.D. joined South Florida Kinetics as executive vice president of clinical operations in February 1999 and has served in the same capacity with our company since June 1999. From January 1997 to February 1999, Dr. Holmes was president of clinical research for Phoenix International Life Sciences, a company now owned by MDS PharmServices, a leading global drug development services company. From May 1988 to January 1997, Dr. Holmes held several executive positions, including vice president of clinical research and vice president of international business, with Pharmaco International Inc., the clinical research division of Pharmaceutical Product Development, a leading global drug development services company. Dr. Holmes is a member and fellow of the American College of Clinical Pharmacology.

David Natan, C.P.A. became our vice president of finance (chief financial officer) in March 2002, having first joined us in February 2002. Previously, Mr. Natan was employed by Global Technovations, Inc. as its vice president and chief financial officer from June 1995 through February 2002. Global Technovations, Inc. filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code in December of 2001. Mr. Natan is a certified public accountant and he also has served as chief financial officer for two other public companies.

Jeffrey P. McMullen was a founder of and has been chief executive officer of PharmaNet, our newest subsidiary, since 2004. Prior to becoming chief executive officer, Mr. McMullen was chief operating officer since 1996. Mr. McMullen has over 31 years of experience in the drug development industry. His experience includes 13 years with major drug development services companies as Vice President of Business Development and Director of Clinical Research, and nine years at Sterling Drug in the clinical, regulatory, and drug metabolism areas. Mr. McMullen also has international experience including in Europe, Japan, South America, and Asia.

Management

Marc LeBel, Pharm.D. is a founder of and has been president of Anapharm, our Canadian subsidiary, since 1994. He is also a fellow of the American College of Clinical Pharmacy and the Canadian Society of Hospital Pharmacists. He is the author of more than 100 publications on clinical pharmacology, including studies on pharmacokinetics and pharmacodynamics evaluation of drugs.

Jack Levine, C.P.A. has been a director of our company since August 1999 and has been our lead director since November 2003. Mr. Levine is a certified public accountant in the State of Florida, and has been the president of Jack Levine, P.A. since 1984. He has been a director of Beach Bank, Miami Beach, Florida, since August 2000 and is chairman of its audit committee. Since July 30, 2004, Mr. Levine has been a director of Grant Life Sciences, Inc. Mr. Levine is a member of the National Association of Corporate Directors, Washington, D.C. Mr. Levine is also a member of the American and Florida Institutes of Certified Public Accountants.

David Lucking has been a director of our company since June 2002. Since March 2003 he has been employed by SoLar Pharmaceuticals, Inc., a development-stage branded pharmaceutical firm, as executive vice president and chief operating officer. Previously, Mr. Lucking held senior management positions at Noven Pharmaceuticals, Inc. from its inception in 1987 until 2003, when he joined SoLar. At Noven he served as Executive Director of Regulatory Affairs and was extensively involved in conducting preclinical and clinical trials, coordinating with the FDA and European pharmaceutical regulatory agencies and participating in creating strategic plans relating to developing pharmaceutical projects from concept to FDA approval.

Leonard I. Weinstein, Ph.D. has been a director of our company since June 1999. For more than five years, Dr. Weinstein has been an independent consultant providing services to the healthcare industry, primarily in connection with the sale of medical practices. From April 1, 2004 through September 30, 2004, Dr. Weinstein served as president and a director of Medical Makeover Corporation of America.

Our board of directors consists of five directors all of whom are elected annually. We have undertaken to nominate Jeffrey P. McMullen for election by our stockholders to our board of directors at our next annual meeting of stockholders. We will also need to add at least one additional independent director to our board of directors.

COMMITTEES OF THE BOARD OF DIRECTORS

We have a compensation committee, audit committee and nominating committee, each consisting of independent directors. Because we currently have three independent directors, our Audit Committee is responsible for corporate governance. As we expand our board of directors, we may establish a Corporate Governance Committee.

Audit Committee

The Audit Committee’s primary role is to review our accounting policies and issues which may arise in the course of our audit. The Audit Committee selects our independent auditors, approves all audit and non-audit services, and reviews the independence of our auditors. The Audit Committee also reviews the audit and non-audit fees of the auditors. Our Audit Committee is also responsible for certain corporate governance and legal compliance matters. As part of its compliance responsibilities, our Audit Committee must approve all transactions between us and any executive officer or director as required by Nasdaq National Market rules.

The Audit Committee is governed by its Audit Committee Charter. The members of the Audit Committee are Messrs. Jack Levine, as chairman, David Lucking and Dr. Leonard I. Weinstein. Our Audit Committee chairman meets monthly with our chief financial officer and participates in disclosure decisions prior to the issuance of press releases and filings with the SEC.

Our board of directors has determined that Mr. Levine is qualified as an Audit Committee Financial Expert, as that term is defined by the rules of the SEC and in compliance with the Sarbanes-Oxley Act, and that all of the members of the Audit Committee are independent, as that term is defined by the rules of the SEC and the Nasdaq National Market relating to audit committee members.

Management

Compensation Committee

The Compensation Committee determines the compensation of our executive officers, administers our Stock Plan and is authorized to grant stock options or restricted stock to our officers, directors, employees and consultants. The Compensation Committee has delegated to Lisa Krisky, M.D., our president, and Mr. Arnold Hantman, our chief executive officer, the power to grant up to 15,000 options to persons who are not our executive officers. The Compensation Committee is governed by its Compensation Committee Charter. The Members of the Compensation Committee are Messrs. Jack Levine, David Lucking, and Dr. Leonard I. Weinstein, as chairman. Our board of directors has determined that all of the members of the Compensation Committee are independent, as that term is defined by the rules of the Nasdaq National Market relating to members of the board of directors generally.

Nominating Committee

The members of the Nominating Committee are Messrs. Jack Levine, David Lucking, and Dr. Leonard I. Weinstein. The Nominating Committee’s primary function is to identify individuals qualified to become members of our board of directors and to recommend to the board of directors the director nominees for consideration at our annual meeting of stockholders and to recommend to board of directors the nominating policies and procedures of our company. The Nominating Committee has not established any specific minimum qualifications or criteria that a nominee must possess, and will consider a number of factors, including background, education, and industry experience in evaluating nominees. As part of its duties, our Nominating Committee is seeking to expand our board of directors by appointing additional independent directors. The Nominating Committee will consider candidates proposed by stockholders and will evaluate stockholder proposed candidates using the same criteria as for other candidates. The Nominating Committee is governed by its Nominating Committee Charter. Our board of directors has determined that all of the members of the Nominating Committee are independent, as that term is defined by the rules of the Nasdaq National Market relating to members of the board of directors generally.

Principal and selling stockholders

The following table sets forth the number of shares of our voting stock beneficially owned as of February 2, 2005 by each person known by us to be the beneficial owner of at least 5% of our common stock, each of our directors, each of our executive officers, and all of our executive officers and directors as a group. As of February 2, 2005, we had 15,149,692 shares of common stock outstanding.

A total of up to 398,000 shares of our common stock are being offered for sale by the selling stockholders listed below. The following table also provides information about each selling stockholder, including:

_	the number and percentage of outstanding shares each selling stockholder owns as of February 2, 2005;

_	how many shares are offered by the selling stockholders for sale pursuant to this prospectus; and

_	the number and percentage of outstanding shares each selling stockholder will own after the offering, assuming all shares covered by this prospectus are sold.

We will not receive any of the proceeds from the sale of common stock by the selling stockholders. Each of the selling stockholders is an executive officer. In addition, Lisa Krinsky, M.D. and Arnold Hantman also serve on our board of directors.

Except as otherwise noted below, the address for each person listed in the table is 11190 Biscayne Boulevard, Miami, Florida 33181.

The following table assumes the underwriters do not exercise their overallotment option. We believe that all persons named in the table have sole voting and investment power with respect to all securities beneficially owned by them. Beneficial ownership exists when a person either has the power to vote or sell common stock. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the applicable date, whether upon the exercise of options or otherwise. For purposes of the following table and the footnotes thereto, all options which vest as of April 2, 2005 are included as beneficially owned by the listed person or group.

	Beneficial Ownership
	As of February 2,			Beneficial Ownership
	2005			After Offering
Name and Address of			Shares
Beneficial Owner(1)	Shares	Percent	Offered	Shares	Percent

Directors and executive officers:
Lisa Krinsky, M.D.(2)	1,068,530	7.0%	250,000	818,530	4.4%
Arnold Hantman, C.P.A.(3)	580,416	3.8	125,000	455,416	2.5
Gregory B. Holmes, Pharm.D.(4)	308,510	2.0	—	308,510	1.7
David Natan, C.P.A.(5)	27,750	*	11,000	16,750	*
Jeffrey P. McMullen(6)	204,200	1.3	—	204,200	1.1
504 Carnegie Center Princeton, NJ 08540
Marc LeBel, Pharm.D.(7)	153,402	1.0	12,000	141,402	*
2050, boul Rene-Levesque Ouest Sante-Foy (Quebec) Canada G1V 2K8
Jack Levine, C.P.A.(8)	120,750	*	—	120,750	*
David Lucking(9)	74,250	*	—	74,250	*
Leonard I. Weinstein, Ph.D.(10)	12,500	*	—	12,500	*

Principal and selling stockholders

	Beneficial Ownership
	As of February 2,			Beneficial Ownership
	2005			After Offering
Name and Address of			Shares
Beneficial Owner(1)	Shares	Percent	Offered	Shares	Percent

Five percent stock holder:
Mellon Financial Corp.(11)	982,728	6.5	—	982,728	5.2
One Mellon Center 500 Grant Street Pittsburgh, PA 15258
All executive officers and directors as a group (9 persons)	2,550,308	16.0%	398,000	2,152,308	11.3%

*	Less than one percent.

(1)	Except where indicated, each of the persons listed above has the address c/o SFBC International, Inc., 11190 Biscayne Boulevard, Miami, Florida 33181.

(2)	Includes 164,300 shares of common stock issuable upon exercise of options.

(3)	Includes 149,300 shares of common stock issuable upon exercise of options. Does not include 2,000 shares of common stock held in the name of his wife, as to which Mr. Hantman disclaims beneficial ownership.

(4)	Includes 127,500 shares issuable upon exercise of options.

(5)	Includes 27,750 shares issuable upon exercise of options.

(6)	Includes 135,000 shares issuable upon exercise of options.

(7)	Includes 73,750 shares issuable upon exercise of options.

(8)	Includes 1,500 shares held by Jack Levine Trustee, Jack Levine, P.A. Money Purchase Plan, 1,500 shares held by Jack Levine, Trustee, Jack Levine, P.A. Profit Sharing Trust, and 101,250 shares issuable upon exercise of options.

(9)	Includes 37,500 shares of common stock issuable upon exercise of options.

(10)	All of these shares are issuable upon exercise of options.

(11)	Based on its Schedule 13G filed with the Securities and Exchange Commission on February 5, 2004, disclosing 655,152 shares, but giving effect to the three-for-two stock split that we effected on May 19, 2004.

Description of capital stock

The following summary of the material terms of our capital stock is subject to, and qualified in its entirety by reference to, our certificate of incorporation and bylaws, as amended, copies of which are on file with the SEC as exhibits to our SEC filings. Please refer to “Where you can find more information” for directions on how you can obtain copies of these documents. Our authorized capital stock consists of 40,000,000 shares of common stock, par value $0.001 per share, of which 15,149,692 were issued and outstanding as of February 2, 2005, and 5,000,000 shares of preferred stock, par value $0.10 per share, none of which are outstanding.

COMMON STOCK

Each holder of our outstanding common stock is entitled to one vote per share on all matters submitted to a vote of our stockholders, including the election of directors. Holders do not have cumulative voting rights.

If we dissolve, liquidate or wind-up our business, whether such action is voluntary or involuntary, the holders of our common stock are entitled to share ratably in all assets remaining after payment of our liabilities and any preferences on outstanding preferred stock.

Each share of common stock has an equal right to receive dividends when, and if, our board of directors decides to declare a dividend. The holders of our common stock are not entitled to preemptive rights.

PREFERRED STOCK

Our board of directors is authorized to issue shares of preferred stock, in one or more series or classes, and to fix for each series voting powers and those preferences and relative, participating, optional or other special rights and those qualifications, limitations or restrictions as are permitted by the Delaware General Corporation Law.

The effect of this preferred stock is that our board of directors alone may be able to authorize the issuance of preferred stock which could have the effect of delaying, deferring or preventing a change in control without further action by our stockholders, and may adversely affect the voting and other rights of the holders of our common stock. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of our common stock, including the loss of voting control to others.

DELAWARE ANTI-TAKEOVER LAW

We are subject to the “business combination” provisions of Section 203 of the Delaware General Corporation Law. In general, such provisions prohibit a publicly-held Delaware corporation from engaging in various “business combination” transactions such as a merger with any “interested stockholder,” which includes a stockholder owning 15% of a corporation’s outstanding voting securities, for a period of three years after the date in which the person became an interested stockholder, unless:

_	the transaction is approved by the corporation’s board of directors prior to the date the stockholder became an interested stockholder;

_	upon closing the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the shares of stock of the corporation outstanding and entitled to vote generally in the election of directors, excluding those shares owned by persons who are both directors and officers and specified types of employee stock plans; or

_	on or after such date, the business combination is approved by the board of directors and at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

Description of capital stock

INDEMNIFICATION AND LIABILITY OF OUR DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law provides a corporation with the power to indemnify any officer or director acting in his capacity as our representative, who is or is threatened to be made a party to any lawsuit or other proceeding, for expenses, judgments and amounts paid in settlement in connection with such lawsuit or proceeding. The indemnity provisions apply whether the action was instituted by a third party or was filed by one of our stockholders. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. We have provided for this indemnification in our certificate of incorporation because we believe that it is important to attract qualified directors and officers. We also have entered into indemnification agreements with our directors, which agreements are designed to indemnify them to the fullest extent permissible by law, subject to the limitation described in the following sentence. We have further provided in our certificate of incorporation that no indemnification shall be available, whether pursuant to our certificate of incorporation or otherwise, arising from any lawsuit or proceeding in which we assert a direct claim, as opposed to a stockholders’ derivative action, against any director and officer. This limitation is designed to ensure that if we sue a director or officer, we do not have to pay for his defense.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Accordingly, we have agreed that unless our attorneys advise us that the courts have ultimately decided whether the SEC is correct, we will let a court determine whether we can indemnify our directors and officers under such laws.

TRANSFER AGENT

Wachovia Bank, National Association, is the transfer agent for our common stock.

Material US federal income and estate tax considerations for non-US holders of common stock

The following is a general discussion of the material U.S. federal income and estate tax considerations to non-U.S. holders with respect to the ownership and disposition of our common stock. The discussion is based on provisions of the Internal Revenue Code of 1986, as amended, or the Code, applicable U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, possibly on a retroactive basis. The discussion is for general information only. The discussion is limited to non-U.S. holders that acquire our common stock pursuant to this offering and hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

_	an individual who is a citizen or resident of the United States;

_	a corporation or partnership (including any entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state of the United States or the District of Columbia, other than a partnership treated as foreign under U.S. Treasury regulations;

_	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

_	a trust (1) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This discussion does not consider:

_	U.S. federal gift tax consequences, or U.S. state or local or non-U.S. tax consequences;

_	specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including, if the non-U.S. holder is a partnership, that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

_	the tax consequences for partnerships or persons who hold their interests through a partnership or other entity classified as a partnership for U.S. federal income tax purposes;

_	the tax consequences for the stockholders or beneficiaries of a non-U.S. holder;

_	all of the U.S. federal tax considerations that may be relevant to a non-U.S. holder in light of its particular circumstances or to non-U.S. holders that may be subject to special treatment under U.S. federal tax laws, such as financial institutions, insurance companies, tax-exempt organizations, certain trusts, hybrid entities, certain former citizens or residents of the United States, broker-dealers, and traders in securities; or

_	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment.

Prospective investors are urged to consult their own tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations with respect to owning and disposing of shares of our common stock.

Dividends

If we pay dividends on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and first reduce the non-U.S. holder’s basis, but not below zero, and then will be treated as gain from the sale of stock.

Material US federal income and estate tax considerations for non-US holders of common stock

We will have to withhold U.S. federal income tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to a non-U.S. holder, unless the dividend is effectively connected with the conduct of a trade or business of the non-U.S. holder within the United States, or if an income tax treaty applies, attributable to a permanent establishment of the non-U.S. holder within the United States. Under applicable U.S. Treasury regulations, a non-U.S. holder (including, in certain cases of non-U.S. holders that are entities, the owner or owners of such entities) will be required to satisfy certain certification requirements in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States or, if an income tax treaty applies, attributable to a permanent establishment in the United States, are taxed on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if the non-U.S. holder were a resident of the United States. In such cases, we will not have to withhold U.S. federal income tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a “branch profits tax” may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

In order to claim the benefit of an income tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, the non-U.S. holder must provide a properly executed IRS Form W-8BEN, for treaty benefits, or W-8ECI, for effectively connected income (or such successor forms as the IRS designates), respectively, prior to the payment of dividends. These forms must be periodically updated.

A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund together with the required information with the IRS.

Gain on disposition of common stock

A non-U.S. holder generally will not be subject to U.S. federal income tax or any withholding thereof with respect to gain realized on a sale or other disposition of our common stock unless one of the following applies:

_	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States or, alternatively, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will generally be taxed on its net gain derived from the disposition at the regular graduated rates and in the manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply;

_	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in this case, the non-U.S. holder will be subject to a 30% tax on the gain derived from the disposition; or

_	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or a “USRPHC,” for U.S. federal income tax purposes at any time during the shorter of the 5-year period ending on the date of such disposition or the period that the non-U.S. holder held our common stock. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. As long as our common stock is “regularly traded on an established securities market” within the meaning of Section 897(c)(3) of the Code, however, such common stock will be treated as United States real property interests only if a non-U.S. holder owned directly or indirectly more than 5 percent of such regularly traded common stock during the shorter of the 5-year period ending on the date of the disposition or the period that the

Material US federal income and estate tax considerations for non-US holders of common stock

non-U.S. holder held our common stock and we were a USRPHC during such period. If we are or were to become a USRPHC and a non-U.S. holder owned directly or indirectly more than 5 percent of our common stock during the period described above or our common stock is not “regularly traded on an established securities market,” then a non-U.S. holder would generally be subject to U.S. federal income tax on its net gain derived from the disposition of our common stock at regular graduated rates.

Federal estate tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information reporting and backup withholding tax

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting those dividends and withholding may also be made available under the provisions of an applicable income tax treaty or agreement to the tax authorities in the country in which the non-U.S. holder is a resident.

Under some circumstances, U.S. Treasury regulations require backup withholding and additional information reporting on reportable payments on common stock. The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be reduced by backup withholding at the applicable rate (currently 28%).

The payment of the proceeds of the sale or other disposition of common stock by a non-U.S. holder to or through the U.S. office of any broker, U.S. or non-U.S., generally will be reported to the IRS and reduced by backup withholding, unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds from the disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker will not be reduced by backup withholding or reported to the IRS, unless the non-U.S. broker has certain enumerated connections with the United States. In general, the payment of proceeds from the disposition of common stock by or through a non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States will be reported to the IRS and may be reduced by backup withholding unless the broker receives a statement from the non-U.S. holder that certifies its status as a non-U.S. holder under penalties of perjury or the broker has documentary evidence in its files that the holder is a non-U.S. holder.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner. These backup withholding and information reporting rules are complex and non-U.S. holders are urged to consult their own tax advisors regarding the application of these rules to them.

The foregoing discussion of U.S. federal income and estate tax considerations is not tax advice and is not based on an opinion of counsel. Accordingly, each prospective non-U.S. holder of our common stock should consult that holder’s own tax advisor with respect to the federal, state, local and non-U.S. tax consequences of the ownership and disposition of our common stock.

Underwriting

We and the selling stockholders are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC and Jefferies & Company, Inc. are the representatives of the underwriters. UBS Securities LLC is the sole book-running manager. We and the selling stockholders have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table.

Number of
Underwriters	shares

UBS Securities LLC
Jefferies & Company, Inc.

Total	3,500,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriter’s overallotment option described below.

The shares of our common stock to be sold by us and the selling stockholders are offered subject to a number of conditions, including:

_	receipt and acceptance of our common stock by the underwriters, and

_	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Each underwriter has represented, warranted and agreed that:

_	it has not offered or sold and, prior to the expiration of a period of six months from the issue date of the shares of our common stock, will not offer or sell any shares of our common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulation 1995;

_	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA,) received by it in connection with the issue or sale of any shares of our common stock in circumstances in which section 21(1) of the FSMA does not apply to us; and

_	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

INDEMNIFICATION

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we and the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

Underwriting

OVERALLOTMENT OPTION

We have granted the underwriters an option to buy up to an aggregate of 525,000 additional shares of common stock. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase from us additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $           per share from the public offering price. If all the shares are not sold at the public offering price, UBS Securities LLC may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The following table shows the per share and total underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 525,000 shares.

Paid by
	Paid by us		selling stockholders	Total

	No exercise	Full exercise		No exercise	Full exercise

Per share
Total

We will pay all of the expenses of this offering, except for the underwriting discounts and commissions. We and the selling stockholders will pay the underwriting discounts and commissions on a pro rata basis, based on the number of shares of common stock being sold by us and them in this offering. We estimate that the total expenses of the offering payable by us, excluding our underwriting discounts and commissions, will be approximately $          . Expenses include the SEC and NASD filing fees, printing, legal, accounting and transfer agent and registrar fees and other miscellaneous fees and expenses.

NO SALES OF SIMILAR SECURITIES

We, our directors, executive officers, certain key employees and each selling stockholder have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written consent of UBS Securities LLC, subject to limited exceptions, offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus, subject to limited exceptions. The 90-day period may be extended under certain circumstances where we announce earnings or material news or a material event within approximately 18 days prior to the termination of the 90-day period or if prior to the expiration of the 90-day period, we announce that we will release earnings within the 16 day period after the last day of the 90 day period. At any time and without prior notice, UBS Securities LLC may in its sole discretion, release all or some of the securities from these lock-up agreements.

Underwriting

NASDAQ NATIONAL MARKET QUOTATION

Our common stock is quoted on the Nasdaq National Market under the symbol “SFCC.”

PRICE STABILIZATION, SHORT POSITIONS

In connection with the offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock including:

_	stabilizing transactions;

_	short sales;

_	purchases to cover positions created by short sales;

_	imposition of penalty bids;

_	syndicate covering transactions; and

_	passive market making.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while the offering is in progress. Short sales involve the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in the offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ overallotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their overallotment option, in whole or in part, or purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option.

The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase common stock in the offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

In addition, in connection with this offering certain of the underwriters (and selling group members) may engage in passive market making transactions in our common stock on the Nasdaq National Market prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

Underwriting

AFFILIATIONS

Certain underwriters and their affiliates have in the past provided, and may from time to time provide, other services to us, including investment banking and financial advisory services, for which they were or will be entitled to receive separate compensation.

UBS Securities LLC is the arranger and book-runner under our credit facility; UBS AG, the parent of UBS Securities LLC, is the issuing bank, administrative agent and collateral agent under our credit facility; and UBS Loan Finance LLC, an affiliate of UBS Securities LLC, is a lender under our credit facility. Because a portion of the net proceeds to us from this offering will be used to repay part of the outstanding term loan under our credit facility, UBS Loan Finance LLC may receive a portion of the proceeds of this offering.

UBS Securities LLC also acted as underwriter in connection with the October 2003 public offering of our common stock, for which it received customary discounts and commissions, and as initial purchaser in connection with our August 2004 issuance of $143.75 million aggregate principal amount of 2.25% convertible senior notes due 2024, for which it received customary discounts and commissions. Additionally, UBS Securities LLC acted as financial advisor to PharmaNet in connection with our December 2004 acquisition of PharmaNet, and also acted as financial advisor to us in connection with our July 2004 acquisition of Taylor Technology.

Jefferies & Company, Inc. acted as underwriter in connection with the October 2003 public offering of our common stock, for which it received customary discounts and commissions, and also acted as financial advisor to us in connection with our December 2004 acquisition of PharmaNet.

Legal matters

Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., Miami, Florida, will pass on the validity of the common stock offered hereby. In addition, certain legal matters are being passed upon for us and the selling stockholders by Harris Cramer LLP, West Palm Beach, Florida. Attorneys employed by Harris Cramer LLP beneficially own approximately 13,252 shares of our common stock. Dewey Ballantine LLP, New York, New York, is counsel for the underwriters in connection with this offering.

Experts

Our financial statements as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, incorporated herein by reference from our annual report on Form 10-K for the year ended December 31, 2003 have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report thereon. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The audited historical financial statements of PharmaNet, Inc. as of December 31, 2003, and for the year ended December 31, 2003, incorporated in this prospectus by reference to SFBC International, Inc.’s current report on Form 8-K/ A filed on February 8, 2005 have been so incorporated in the reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of PharmaNet as of December 31, 2002, and for each of the two years in the period ended December 31, 2002, incorporated herein by reference from our current report on Form  8-K/ A filed on February 8, 2005 have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report thereon. Such financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

Incorporation by reference

We are “incorporating by reference” into this prospectus information that we have filed with the SEC, which means that we are disclosing important information to you by referring you to documents filed with the SEC. The information incorporated by reference is considered to be part of this prospectus, and the information that we file in the future with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC, from the date of this prospectus and prior to the termination of this offering, under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 other than information “furnished” on Form 8-K:

_	Our annual report on Form 10-K for the year ended December 31, 2003, filed on March 15, 2004;

_	Our quarterly reports on Form 10-Q: for the three months ended March 31, 2004, filed on May 10, 2004; for the three months ended June 30, 2004, filed on August 4, 2004; and for the three months ended September 30, 2004, filed on November 9, 2004;

_	Our current report on Form 8-K dated July 25, 2004, filed on July 30, 2004;

_	The portions of our current report on Form 8-K dated November 2, 2004, filed on November 8, 2004, that are deemed “filed” with the SEC under the Securities Exchange Act of 1934;

_	The portions of our current report on Form 8-K dated December 22, 2004, filed on December 27, 2004, that are deemed “filed” with the SEC under the Securities Exchange Act of 1934; and our current report on Form 8-K/ A dated December 22, 2004, filed on February 8, 2005;

_	The portions of our proxy statement on Schedule 14A filed on May 12, 2004, as amended on June 8, 2004, that are deemed “filed” with the SEC under the Securities Exchange Act of 1934; and

_	The description of our common stock contained in our registration statements on Form 8-A, filed on August 7, 2000, September 15, 2000, May 25, 2001 and June 15, 2001, including any amendments or reports filed for the purpose of updating such description.

You may request a copy of these filings free of charge by writing or telephoning us at the following address or telephone number:

SFBC International, Inc.
11190 Biscayne Boulevard
Miami, Florida 33181
Attention: Corporate Secretary
(305) 895-0304

Exhibits to the filing will not be sent, however, unless those exhibits have been specifically incorporated by reference in this prospectus.

Any statement contained in a document incorporated by reference or deemed incorporated by reference in this prospectus shall be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to in this prospectus do not purport to be complete, and in each instance reference is made to the copy of the contract, agreement or other document filed as an exhibit to the registration statement of which this prospectus is a part or any incorporated document, each statement being qualified in all respects by this reference.

Where you can find more information

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy any information filed by us with the SEC at the SEC’s public reference room at 450 Fifth Street N.W., Washington, D.C. 20549. You can obtain additional information about the public reference room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public on the SEC’s website at http://www.sec.gov. We also maintain a website at http://www.sfbci.com. Neither the SEC’s website nor our website is part of this prospectus.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act to register with the SEC the common stock described herein. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and our securities, you should refer to the registration statement.

PART II — Information not required in prospectus

ITEM 14.     OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the expenses (other than underwriting discounts and commissions) to be borne by SFBC International, Inc. (the “Registrant”) in connection with the offering. All of the amounts shown are estimates except the SEC registration fee.

SEC registration fee	$18,902
NASD filing fee
Transfer agent fee
Printing expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous expenses

Total

ITEM 15.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law provides a corporation with the power to indemnify any officer or director acting in his capacity as our representative, who is or is threatened to be made a party to any lawsuit or other proceeding, for expenses, judgments and amounts paid in settlement in connection with such lawsuit or proceeding. The indemnity provisions apply whether the action was instituted by a third party or was filed by one of our stockholders. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. We have provided for this indemnification in our certificate of incorporation because we believe that it is important to attract qualified directors and officers. We also have entered into indemnification agreements with our directors, which agreements are designed to indemnify them to the fullest extent permissible by law, subject to the limitation described in the following sentence. We have further provided in our certificate of incorporation that no indemnification shall be available, whether pursuant to our certificate of incorporation or otherwise, arising from any lawsuit or proceeding in which we assert a direct claim, as opposed to a stockholders’ derivative action, against any director and officer. This limitation is designed to ensure that if we sue a director or officer, we do not have to pay for his defense.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and persons controlling us pursuant to the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Accordingly, we have agreed that unless our attorneys advise us that the courts have ultimately decided whether the SEC is correct, we will let a court determine whether we can indemnify our directors and offices under such laws.

ITEM 16.     EXHIBITS

The following exhibits are filed herewith, incorporated by reference or will be filed by amendment, as indicated below:

Exhibit
Number		Description

1*		Form of Underwriting Agreement
4**		Form of Common Stock Certificate
5*		Opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.
23.1		Consent of Grant Thornton LLP
23.2		Consent of PricewaterhouseCoopers LLP
23	.3*	Consent of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. (included in Exhibit 5)
24		Power of Attorney (included on the signature page of this registration statement)

*	To be filed by amendment

**	Incorporated herein by reference from Exhibit 4.1 to the Form SB-2 filed with the SEC on August 17, 1999

ITEM 17.     UNDERTAKINGS

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, Florida, State of Florida, on the 8th day of February, 2005.

SFBC INTERNATIONAL, INC.

By:	/s/ ARNOLD HANTMAN

Arnold Hantman
Chief Executive Officer

Power of Attorney

KNOW ALL BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Arnold Hantman and David Natan, and each of them acting alone, as his or her true and lawful attorneys-in-fact and agents, each with the power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ LISA KRINSKY, M.D. Lisa Krinsky, M.D.	Chairman of the Board and President	February 8, 2005

/s/ ARNOLD HANTMAN Arnold Hantman	Chief Executive Officer and Director (Principal Executive Officer)	February 8, 2005

/s/ DAVID NATAN David Natan	Vice President of Finance and Chief Financial Officer (Principal Financial Officer)(Principal Accounting Officer)	February 8, 2005

/s/ JACK LEVINE Jack Levine	Director	February 8, 2005

Signatures	Title	Date

/s/ LEONARD I. WEINSTEIN, PH.D. Leonard I. Weinstein, Ph.D.	Director	February 8, 2005

/s/ DAVID LUCKING David Lucking	Director	February 8, 2005

INDEX TO EXHIBITS

Exhibit
Number	Description

23.1	Consent of Grant Thornton LLP
23.2	Consent of PricewaterhouseCoopers LLP
24	Power of Attorney (included on the signature page of this registration statement)